PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED JUNE 7, 2000

Deutsche Telekom International Finance B.V. (Finance)

$750,000,000 3.875% Notes due 2008

$1,250,000,000 5.25% Notes due 2013

Guaranteed as to Payment of Principal and Interest by

Deutsche Telekom AG

          Finance will pay interest on the Notes on January 22 and July 22 of each year, beginning on January 22, 2004. Interest will accrue at an annual rate of 3.875% in the case of the Notes due 2008 and at an annual rate of 5.25% in the case of the Notes due 2013. Finance may redeem the Notes at 100% of their principal amount plus accrued interest if certain tax events occur as described in the accompanying prospectus relating to Finance’s debt securities.

          Finance intends to apply to list the Notes on the Luxembourg Stock Exchange.

          Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

		Underwriting
		Discounts and	Proceeds to
	Price to Public(1)	Commissions	Finance

Per Note due 2008	99.753%	0.35%	99.403%
Per Note due 2013	99.233%	0.45%	98.783%
Total	$1,988,560,000	$8,250,000	$1,980,310,000

(1)	Plus accrued interest from July 22, 2003, if settlement occurs after that date.

          The underwriters expect to deliver the Notes in book-entry form only through the facilities of The Depository Trust Company (DTC) against payment in immediately available funds on or about July 22, 2003. The clearing and settlement systems Finance will use are the book-entry systems operated by DTC, Clearstream Banking, Luxembourg, known as Clearstream, and Euroclear.

Joint Book-running Managers

Banc of America Securities LLC	Credit Suisse First Boston	Lehman Brothers

Co-Managers

ABN AMRO Incorporated	Barclays Capital

BNP PARIBAS	Dresdner Kleinwort Wasserstein

HSBC	UBS Investment Bank

WestLB AG

The date of this Prospectus Supplement is July 15, 2003

                You should rely on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information we previously filed with the Securities and Exchange Commission and incorporated by reference, is accurate as of the date on the front cover of this prospectus supplement only. Our business, financial condition, results of operations and prospects may have changed since that date. We accept responsibility for the information contained in this prospectus supplement.

      A portion of the Notes offered hereby are being offered and sold outside the United States in transactions not subject to the registration requirements of the U.S. Securities Act of 1933.

      This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or a solicitation of an offer to buy, any of the securities offered hereby by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation. The offer or sale of the Notes may be restricted by law in certain jurisdictions, and you should inform yourself about, and observe, any such restrictions.

      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus and the accompanying prospectus to “we”, “us”, “our” or similar references mean Deutsche Telekom AG and its subsidiaries, including Finance.

INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to incorporate by reference the information we file with them. This means:

•	incorporated documents are considered part of this prospectus supplement;

•	we can disclose important information to you by referring you to those documents;

•	information in this prospectus supplement automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus supplement; and

•	information that we file with the SEC that we incorporate by reference in this prospectus supplement will automatically update and supersede the information in this prospectus supplement.

      We incorporate by reference the documents listed below that we filed with the U.S. SEC under the Securities Exchange Act of 1934:

•	Deutsche Telekom’s annual reports on Form 20-F (including any amendments), including its annual report for the year ended December 31, 2002, as amended, filed on June 27, 2003;

•	Deutsche Telekom’s report on Form 6-K dated June 26, 2003;

•	Deutsche Telekom’s report on Form 6-K/A, dated June 26, 2003;

•	Deutsche Telekom’s report on Form 6-K dated July 14, 2003; and

•	Deutsche Telekom’s report on Form 6-K dated July 15, 2003.

      We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus supplement but before the end of the Notes offering:

•	any report on Form 6-K filed by us pursuant to the U.S. Securities Exchange Act of 1934 that indicates on its cover page that it is incorporated by reference into the registration statement of which this prospectus supplement and the accompanying prospectus form a part; and

•	reports filed under Sections 13(a), 13(c) or 15(d) of the U.S. Securities Exchange Act of 1934.

      You may request a copy of any filings referred to above (excluding exhibits), at no cost, at the office of the Luxembourg listing agent, if and for so long as the Notes are listed on the Luxembourg Stock Exchange, or by contacting us at the following address:

          Deutsche Telekom AG

          Friedrich-Ebert-Allee 140
          53113 Bonn, Germany
          Tel: +49 228 181 88880
          (Investor Relations)

FORWARD-LOOKING STATEMENTS

      This prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement contain forward-looking statements. Forward-looking statements are statements that are not historical facts. Examples of forward-looking statements include:

•	financial projections and estimates and their underlying assumptions;

•	statements regarding plans, objectives and expectations relating to future operations, products and services;

•	statements regarding the potential consequences of our debt reduction and liquidity improvement initiatives;

•	statements regarding the potential impact of regulatory actions on our financial condition and operations;

•	statements regarding our prospective share of new and existing markets;

•	statements regarding the possible effects of adverse determinations in litigation, investigations, contested regulatory proceedings and other disputes;

•	statements regarding general industry and macroeconomic growth rates and our performance relative to them; and

•	statements regarding our future performance.

      Forward-looking statements generally are identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “aims,” “plans,” “will,” “will continue,” “seeks” and similar expressions.

      Forward-looking statements are based on current plans, estimates and projections, and therefore you should not place too much reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any forward-looking statement in light of new information or future events, although we intend to continue to meet our ongoing disclosure obligations under the U.S. securities laws (such as our obligations to file annual reports on Form 20-F and reports on Form 6-K) and under other applicable laws. Forward-looking statements involve inherent risks and uncertainties, most of which are difficult to predict and are generally beyond our control. We caution you that a number of important factors could cause actual results or outcomes to differ materially from those expressed in, or implied by, the forward-looking statements. These factors include, among other factors:

•	risks and uncertainties relating to the benefits anticipated from our international expansion, particularly in the United States;

•	risks and costs associated with integrating our acquired businesses and with selling or combining businesses or other assets;

•	the progress of our domestic and international investments, joint ventures and alliances;

•	the level of demand for telecommunications services, particularly for wireless telecommunications services, access lines, traffic and new higher-value products and services;

•	competitive forces, including pricing pressures, technological developments and alternative routing developments;

•	our ability to gain or retain market share in the face of competition from existing and new market entrants;

•	our ability to secure the licenses needed to offer new services given the cost of these licenses and related network infrastructure build-outs, particularly with respect to our Universal Mobile Telecommunications System (UMTS) licenses;

•	the effects of price reduction measures and our customer acquisition and retention initiatives, particularly in the fixed-line voice telephony business, the mobile telecommunications business and our other interconnection businesses;

•	regulatory developments and changes, including with respect to the levels of tariffs, terms of interconnection, customer access and international settlement arrangements;

•	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

•	the success of new business, operating and financial initiatives, many of which involve substantial start-up costs and are untested, and of new systems and applications, particularly with regard to the integration of service offerings;

•	concerns over health risks associated with the use of wireless handsets and other health and safety risks related to radio frequency emissions;

•	the effects of industry consolidation on the markets in which we operate, particularly with respect to our mobile and leased lines businesses;

•	the progress and degree of success of our debt reduction and liquidity improvement initiatives;

•	the availability, terms and deployment of capital, particularly in view of our debt refinancing needs, actions of the rating agencies and the impact of regulatory and competitive developments on our capital outlays;

•	the level of demand in the market for our debt instruments and our shares and for the debt instruments and shares of our subsidiaries and associated companies, as well as for assets which we may decide to sell, which may affect our financing and acquisition strategies;

•	the development of the German real estate market in view of our goal of monetizing a significant portion of our large real estate portfolio;

•	our ability to achieve cost savings and realize productivity improvements;

•	our ability to attract and retain qualified personnel, particularly in light of our cost reduction efforts;

•	risks of infrastructure failures or damage due to external factors, including natural disasters, intentional wrongdoing, sabotage, acts of terrorism or similar events;

•	the effects of foreign exchange rate fluctuations, particularly in connection with subsidiaries operating outside the euro zone; and

•	changes in general economic conditions, government and regulatory policies, new legislation and business conditions in the markets in which we and our affiliates operate.

      We caution investors that the foregoing list of important factors is not exhaustive. When reviewing forward-looking statements contained in this document, investors and others should carefully consider the foregoing factors as well as other uncertainties and events and their potential impact on operations and businesses.

      Certain information in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement was provided by external sources. Due to the rapid changes in our industry, it is possible that some of this information is no longer accurate. Assessments of market share in particular involve the use of information released by our competitors or estimated by third parties or us.

      If these or other risks and uncertainties materialize, or if the assumptions underlying any of these statements prove incorrect, our actual results may be materially different from those expressed or implied by such statements.

USE OF PROCEEDS

      We estimate the net proceeds from the sale of the Notes to be approximately $1,979,910,000 after deducting underwriting discounts and commissions and other expenses of the offering that are to be borne by Finance. We intend that the net proceeds will be on-lent by Finance to Deutsche Telekom AG group companies and used for general corporate purposes, including, prospectively, the settlement of one or more Euro/U.S. Dollar cross-currency swaps.

CAPITALIZATION

      The following table sets forth, on a consolidated basis, the cash and other liquid assets, current debt, long-term debt, shareholders’ equity and capitalization of Deutsche Telekom and its consolidated subsidiaries in accordance with generally accepted accounting principles in Germany, including the requirements of the German Commercial Code, or Handelsgesetzbuch (“German GAAP”), at March 31, 2003 and as adjusted solely for the effect of this offering of Notes, including deduction of underwriting discounts and commissions and other offering expenses.

	At March 31, 2003

	Actual(1)	As adjusted

	(millions of euro)
Liquid assets	6,932	8,680

Current debt(2)	9,383	9,383

Long-term debt:
Bond and debentures(3)	49,527	51,292	(6)
Liabilities to banks	3,906	3,906

Total long-term debt(2)(4)	53,433	55,198

Shareholders’ equity:
Capital stock(5)	10,746	10,746
Additional paid-in capital	50,081	50,081
Other shareholders’ equity	(25,497)	(25,497)

Total shareholders’ equity	35,330	35,330

Total capitalization	88,763	90,528

(1)	The amounts in this table exclude rental and leasing obligations of EUR 561 million and loan notes of EUR 818 million as of March 31, 2003.

(2)	EUR 9,243 million of current debt and EUR 51,601 million of long-term debt are unsecured debt.

(3)	Subsequent to March 31, 2003, Deutsche Telekom International Finance B.V. issued Medium Term Notes with total principal amounts of GBP 250 million and EUR 500 million. Also subsequent to March 31, 2003, as a result of a tender offer by our subsidiary T-Mobile USA, Inc., bonds of T-Mobile USA, Inc. in the aggregate principal amount of USD 1,093 million were repurchased and retired.

(4)	EUR 14.1 billion of this total debt pertains to the Deutsche Bundespost Special Fund which in accordance with § 2 subpara. (2) and (4) of the Post Transformation Act (Postumwandlungsgesetz) is guaranteed by the Federal Republic of Germany.

(5)	As of March 31, 2003, Deutsche Telekom’s share capital amounted to EUR 10,746 million divided into 4,197.8 million registered ordinary shares without par value.

(6)	The Euro equivalent of Notes offered hereby is based on a Euro/U.S. dollar exchange rate of USD 1.1330 = EUR 1.00 as of July 15, 2003, as shown on the Moneyline Telerate service at page 20492.

      Except as disclosed in the table above (including the footnotes thereto), there has been no material change in the consolidated capitalization of Deutsche Telekom since March 31, 2003.

      The following table shows the unaudited capitalization of Finance in accordance with German GAAP as of March 31, 2003 and as adjusted solely for the effect of this offering of Notes and the on-lending of the offering proceeds to Deutsche Telekom AG group companies, including deduction of underwriting discounts and commissions and other offering expenses.

	At March 31, 2003

	Actual	As adjusted

	(thousands of euro)
Liquid assets	0	0

Current debt(1)	4,120,453	4,120,453

Long-term debt:
Bonds and debentures(2)	37,575,808	39,341,033	(3)
Liabilities to banks	652,275	652,275

Total long-term debt(1)	38,228,083	39,993,308

Shareholders’ equity	26,417	26,417

Total capitalization	38,254,500	40,019,725

(1)	EUR 4,120,453 thousand of current debt and EUR 38,228,083 thousand of long-term debt are guaranteed debt.

(2)	Subsequent to March 31, 2003 Deutsche Telekom International Finance B.V. issued Medium Term Notes with total principal amounts of GBP 250 million and EUR 500 million.

(3)	The Euro equivalent of Notes offered hereby is based on a Euro/U.S. dollar exchange rate of USD 1.1330 = EUR 1.00 as of July 15, 2003, as shown on the Moneyline Telerate service at page 20492.

      Except as disclosed in the table above (including the footnotes thereto), there has been no material change in the capitalization of Finance since March 31, 2003.

RATIOS OF EARNINGS TO FIXED CHARGES

      The following table shows the ratios of earnings to fixed charges for Deutsche Telekom, computed in accordance with German GAAP, for the quarter ended March 31, 2003 and computed in accordance with German GAAP and generally accepted accounting principles in the United States, or U.S. GAAP, for the fiscal years ended December 31, 2002, 2001, 2000, 1999 and 1998.

	Three
	months
	ended
	March 31,	Year ended December 31,

	2003	2002(1)	2001	2000	1999	1998

German GAAP	1.4x	—	1.2x	2.0x	2.1x	2.5x
U.S. GAAP	— (2)	—	1.4x	2.8x	2.2x	2.4x

(1)	For the year ended December 31, 2002, earnings were insufficient to cover fixed charges by approximately EUR 26.21 billion as computed in accordance with German GAAP, and approximately EUR 25.1 billion as computed in accordance with U.S. GAAP.

(2)	U.S. GAAP ratio not provided.

      The calculation of the ratios is described in more detail under the heading “Ratio of Earnings to Fixed Charges — Calculation” in the accompanying prospectus.

DESCRIPTION OF NOTES

      This section discusses the specific financial and legal terms of the Notes that are more generally described in the accompanying prospectus under “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER”. If anything described in this section is inconsistent with the terms described under “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER” in the accompanying prospectus, the terms here prevail.

Notes offered	$750,000,000 3.875% Notes due 2008

$1,250,000,000 5.25% Notes due 2013

The Notes will be issued under an indenture dated as of July 6, 2000, among Finance, Deutsche Telekom, as guarantor and Citibank N.A., as trustee. The indenture is more fully described in the accompanying prospectus.

Issuer	Deutsche Telekom International Finance B.V.

Aggregate principal amount being offered	$750,000,000 of 3.875% Notes due 2008 $1,250,000,000 of 5.25% Notes due 2013

Due dates for principal	July 22, 2008 for the 3.875% Notes due 2008 July 22, 2013 for the 5.25% Notes due 2013

Denomination	$1,000

Interest rate	3.875% for Notes due 2008 5.25% for Notes due 2013

Date interest starts accruing	July 22, 2003

Interest payment dates	Every January 22 and July 22, beginning on January 22, 2004.

Regular record dates for interest	Every January 7 and July 7.

Calculation of interest	If interest is required to be calculated for any period less than a year, other than with respect to regular semi-annual interest payments, it will be calculated based on a 360-day year consisting of twelve 30-day months.

Guarantee	Deutsche Telekom will unconditionally and irrevocably guarantee to each holder of the Notes the due and punctual payment of the principal and interest relating to the Notes including any additional amounts described below. Each guarantee will be a direct unsubordinated unsecured obligation of Deutsche Telekom. The guarantee is described in the accompanying prospectus under “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Guarantees”.

Payment of additional amounts	The Netherlands or Germany may require us to withhold amounts from payments on the principal or interest on the Notes or any amounts to be paid under the guarantees, as the case may be, for taxes or any other governmental charges. If the relevant jurisdiction requires a withholding of this type, we will, subject to some exceptions, pay additional amounts in respect of those payments of principal and interest so that the amount you receive after such taxes and governmental charges will equal the amount that you would have received if no such taxes and governmental charges had been applicable. See “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Payment of Additional Amounts” in the accompanying prospectus.

Optional tax redemption	In the event of various tax law changes after the date of this prospectus supplement and other limited circumstances that would require us to pay additional amounts as described in the accompanying prospectus under “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Payment of Additional Amounts,” we may call all, but not less than all, of the Notes for redemption at 100% of their aggregate principal amount plus accrued interest. This means we may repay them early. You have no right to require us to call the Notes. We discuss our ability to redeem the Notes in greater detail in the accompanying prospectus under “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Special Situations — Optional Tax Redemption”.

Trustee	Citibank, N.A. See “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Default and Related Matters” in the accompanying prospectus for a description of the trustee’s procedures and remedies available in the event of a default.

Principal paying agent	Citibank, N.A.

Ranking	The Notes and guarantees are not secured by any property or assets of Finance or Deutsche Telekom and will rank equally with all of their respective other unsecured and unsubordinated indebtedness.

Form of the Notes	We will issue the Notes as global Notes, registered in the name of DTC or its nominee. Investors may hold book-entry interests in a global Note through organizations that participate, directly or indirectly, in the DTC. If the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary and we do not appoint a successor within 120 days or if an event of default has occurred and not been cured, the relevant global Notes will terminate and interests in them will be exchanged for physical certificates representing the relevant Notes. See “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Global Securities — Special Situation When Global Securities Will Be Terminated” in the accompanying prospectus. Book-entry interests in the global Notes and all transfers relating to the global Notes will be reflected in the book-entry records of DTC or its nominee. See “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Clearance and Settlement” in the accompanying prospectus.

Clearance and settlement	The distribution of the Notes will be cleared through DTC. Any secondary market trading of book-entry interests in the Notes will take place through DTC participants, including Euroclear and

Clearstream, and will settle in same-day funds through DTC’s same-day funds settlement system. See “DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER — Clearance and Settlement” in the accompanying prospectus.

Owners of book-entry interests in the Notes will receive payments relating to their Notes in U.S. dollars.

We intend to have the Notes accepted for clearance by DTC. The CUSIP number for the 3.875% Notes due 2008 is 25156PAE3 and is 25156PAF0 for the 5.25% Notes due 2013. The common code for the 3.875% Notes due 2008 is 017309030 and the ISIN is US25156PAE34. The common code for the 5.25% Notes due 2013 is 017309013 and the ISIN is US25156PAF09.

Governing law	The Notes and the guarantees will be governed by the laws of the State of New York.

Prescription	Under the laws of New York, claims relating to payment of principal and interest on the Notes will be prescribed according to the applicable statute of limitations.

Notices	So long as any Notes are represented by a global note and such global note is held on behalf of a clearing system, notices to the holders of Notes may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders (except that (i) if and for so long as the Notes are listed on the Luxembourg Stock Exchange and the rules of that exchange so require, notices shall also be published in a daily newspaper having general circulation in Luxembourg, which is expected to be the Luxembourger Wort and (ii) in the event that the Notes are listed on any other stock exchange, notices shall also be given in accordance with the rules of that stock exchange) or, if any such delivery is not practicable, by publication in a leading English language daily newspaper having general circulation in Europe. Any such notice will be deemed to have been given on the date of first publication or, if published more than once or on different dates, on the first date on which publication is made.

Listing	Finance intends to apply to list the Notes listed on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange.

SELECTED FINANCIAL DATA

      The following table presents selected consolidated financial information of Deutsche Telekom and its subsidiaries. This selected consolidated financial information should be read together with “Item 5. Operating and Financial Review and Prospects” in our annual report on Form 20-F for the year ended December 31, 2002, as amended, and our consolidated financial statements and the notes thereto that are included therein. Unless otherwise indicated, all amounts are in accordance with German GAAP.

      The selected consolidated financial information as of and for each of the five years ended December 31, 1998 through 2002 are extracted or derived from our consolidated financial statements and the notes thereto, which have been audited by Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft and PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft in the case of the periods ended and at December 31, 2002 and 2001, and by PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft in the case of the periods ended and at December 31, 2000, 1999 and 1998.

Selected Consolidated Financial Data of the Deutsche Telekom Group

	Change
	2002/2001(1)	2002	2001	2000	1999	1998

Earnings position (billions of euro)
Net revenue	11.1%	53.7	48.3	40.9	35.5	35.1
Changes in inventories and other own capitalized costs	(39.2)%	0.5	0.9	0.9	0.9	1.0
Other operating income	(41.1)%	3.9	6.6	11.0	1.9	2.1
Goods and services purchased	7.0%	14.4	13.5	12.0	7.7	5.5
Personnel costs	11.3%	13.5	12.1	9.7	9.2	9.2
Depreciation and amortization	142.3%	36.9	15.2	13.0	8.4 (2)	9.0	(2)
Other operating expenses	16.1%	14.1	12.2	10.4	6.9	6.1
Financial income (expense), net	(12.6)%	(6.0)	(5.3)	(1.2)	(2.9)	(3.3)
Results from ordinary business activities before taxes	n.m.	(26.8)	(2.5)	6.5	3.2	5.1
Extraordinary losses	n.m.	—	—	(0.2)	(0.2)	—
Taxes	n.m.	2.5	0.8	0.3	1.4	2.7
Net income (loss)	n.m.	(24.6)	(3.5)	5.9	1.3	2.2
Assets and liabilities (billions of euro)
Noncurrent assets	(24.0)%	111.5	146.7	106.6	82.0	66.5
Current assets, prepaid expenses, deferred charges	(19.9)%	14.3	17.8	17.6	12.6	12.8
Shareholders’ equity	(46.6)%	35.4	66.3	42.7	35.7	25.1
Accruals	(12.6)%	16.1	18.4	11.4	9.3	8.3
Debt	(5.9)%	63.0	67.0	60.4	42.3	39.9
Other liabilities and deferred income	(12.0)%	11.3	12.8	9.7	7.3	6.0
Total assets	(23.5)%	125.8	164.5	124.2	94.6	79.3

	Change
	2002/2001(1)	2002	2001	2000	1999	1998

Cash flow (billions of euro)(3)
Net cash provided by operating activities	4.4%	12.5	11.9	10.0	9.6	13.5
Net cash used for investing activities	(88.3)%	(10.0)	(5.4)	(27.7)	(18.7)	(7.5)
Net cash provided by (used for) financing activities	28.6%	(3.4)	(4.8)	17.9	8.0	(6.8)
Capital expenditures	(29.8)%	7.6	10.9	23.5	6.0	4.8
Figures in accordance with U.S. GAAP (billions of euro)
Net income (loss)	n.m.	(22.1)	0.5	9.3	1.5	2.2
Total assets	(17.5)%	149.4	180.7	135.2	97.5	81.5
Total long-term liabilities	8.2%	71.1	65.6	51.9	39.4	39.7
Shareholders’ equity	(38.6)%	45.4	73.7	46.1	37.6	26.9
Ratios and selected data
Employees at balance sheet date (thousands)	(0.4)%	256	257	227	196	196
Revenue per employee (thousands of euro) (4)	5.5%	210	199	201	183	173
Earnings (loss) per share/ADS in accordance with HGB (euro)(5)	n.m.	(5.86)	(0.93)	1.96	0.43	0.82
Earnings (loss) per share/ADS in accordance with U.S. GAAP — basic and diluted (euro) (5)	n.m.	(5.31)	0.14	3.06	0.53	0.81
Weighted average number of shares outstanding (millions)	12.9%	4,195	3,715	3,030	2,884	2,743
Dividend per share/ADS (euro)(6)	(100.0)%	—	0.37	0.62	0.62	0.61
Dividend per share/ADS (USD)(7)	(100.0)%	—	0.34	0.53	0.58	0.64
Equity ratio (%)(8)	(28.7)%	28%	39%	33%	36%	30%

n.m. — not meaningful

(1)	Change from 2001 to 2002 on the basis of the more exact figures expressed in millions.

(2)	Including depreciation of value-added tax capitalized prior to January 1, 1996.

(3)	In accordance with the statement of cash flows.

(4)	Calculated on the basis of the average number of employees for the year without trainees/ student interns.

(5)	Based on dividing net income (loss) by the weighted average number of ordinary shares outstanding. The share/ADS ratio is 1:1.

(6)	Dividends per share are presented on the basis of the year in respect of which they are declared, not the year in which they are paid.

(7)	Dividend amounts have been converted into U.S. dollars at the noon buying rate for the relevant dividend payment date, which occurs during the second quarter of the following year.

(8)	The ratio equals total stockholders’ equity divided by total assets.

TAXATION

      The following supplements the discussion in the accompanying prospectus under “TAXATION.”

German Tax Considerations

      The following is a discussion of certain German tax considerations that may be relevant to a holder of the Notes that is a resident of Germany or otherwise has a connection with Germany other than the mere purchase, holding and disposition of or the receipt of payments on the Notes, e.g., because the Notes form part of the business property of a permanent establishment or fixed base maintained in Germany (a “German Holder”).

Income Taxation

      A German Holder will be subject to personal or corporate income tax (plus solidarity surcharge thereon which is currently levied at a rate of 5.5%) with respect to interest paid on the Notes, including interest having accrued up to the sale of the Notes (Stückzinsen). Income derived from the Notes will also be subject to trade tax on income if the Notes form part of the property of a German business establishment for trade tax purposes.

      If the Notes are kept in a custodial account maintained by a German Holder with a German bank or a German financial services institution, each as defined in the German Banking Act (including a German branch of a foreign bank or a foreign financial services institution, but excluding a foreign branch of a German bank or a German financial services institution) (a “German Disbursing Agent”), the German Disbursing Agent will generally be required to withhold tax (Zinsabschlagsteuer) at a rate of 30% (plus solidarity surcharge thereon, which is currently levied at a rate of 5.5%, resulting in an aggregate withholding rate of 31.65%) of the gross amount of interest paid. If a German Holder sells the Notes during a current interest period, the accrued interest received in connection therewith (Stückzinsen) will also be subject to personal or corporate income tax and the 30% Zinsabschlagsteuer plus solidarity surcharge thereon.

      Stückzinsen paid by a German Holder upon the purchase of the Notes reduce the personal or corporate income tax base and, under certain circumstances, the taxable base for the Zinsabschlagsteuer and soldidarity surcharge.

      Tax withheld by a German Disbursing Agent will be credited against the German Holder’s final liability for personal or corporate income tax or, if in excess of such final tax liability, refunded.

Gift or Inheritance Taxation

      The gratuitous transfer of Notes by a holder as a gift or by reason of death of the holder is subject to German gift or inheritance tax if the holder of the Notes or the recipient is a resident, or deemed to be a resident, of Germany under German gift or inheritance tax law at the time of the transfer. If neither the holder of the Notes nor the recipient is a resident, or deemed to be a resident, of Germany at the time of the transfer no German gift or inheritance tax is levied unless the Notes form part of the property of a permanent establishment or a fixed base maintained by the holder of the Notes in Germany. Tax treaties concluded by Germany with respect to gift and inheritance taxes generally permit Germany to tax the transfer in this situation.

Netherlands Tax Considerations

      The following is a discussion of the material Netherlands tax consequences regarding your investment in the Notes if you are not a citizen or resident of The Netherlands for Netherlands tax purposes. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known investors. This discussion is based on Netherlands law as it stands on the date of this prospectus and may be subject to change. You should consult your own adviser regarding the tax consequences of the purchase, ownership and disposition of the Notes in light of your particular circumstances, including the effect of any state, local or other Netherlands tax laws.

Withholding Tax

      All payments under the Notes may be made free of withholding or deduction of, for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority in The Netherlands.

Taxes on Income and Capital Gains

      You will not be subject to any Netherlands taxes on income or capital gains in respect of any payment under the Notes or in respect of any gain realized on the disposal of the Notes, provided that:

(i)	you are not a resident or deemed resident of The Netherlands nor are you an individual who has elected to be treated as a resident of The Netherlands;

(ii)	you do not have an enterprise or an interest in an enterprise which, in whole or in part, is either effectively managed or carried on through a permanent establishment (vaste inrichting) or a permanent representative (vaste vertegenwoordiger) in The Netherlands and to which enterprise or part of an enterprise the debt securities are attributable;

(iii)	you do not have a substantial interest or a deemed substantial interest in the share capital of Finance or Deutsche Telekom, in the event you do have such an interest, it forms part of the assets of an enterprise;

(iv)	you do not carry out and have not carried out employment activities with which your holding of the Notes is connected; and

(v)	you do not receive such payment or gain as income from miscellaneous activities (belastbaar resultaat uit overige werkzaamheden) in The Netherlands as defined in the Dutch Income Tax Act 2001(Wet inkomstenbelasting 2001).

      You will not be subject to taxation in The Netherlands by reason only of the execution, delivery, or enforcement of the Indenture or the performance by Finance or Deutsche Telekom of its obligations under the Notes.

Gift and Estate Taxes

      With respect to the Notes, no gift, estate or inheritance taxes will arise in The Netherlands in respect of a gift of a Note by, or on the death of, a holder of a Note, neither a resident nor a deemed resident in The Netherlands, unless you own or at the time of your death you owned an enterprise or an interest in an enterprise that is or was, in whole or in part, either effectively managed or carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of the enterprise, as the case may be, the Note is or was attributable and provided that, in the case of a gift of the Note by you if you are an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, you do not, within 180 days after the date of the gift, die while being resident or deemed to be resident in The Netherlands.

Other Taxes and Duties

      No Netherlands registration tax, custom duty, stamp duty, capital tax, turnover tax or any other similar tax or duty other than court fees needs to be paid in The Netherlands by you in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including the enforcement of any foreign judgment in the Courts of The Netherlands) of the Indenture or its related agreements or the performance of Finance or Deutsche Telekom’s obligations under the Notes.

European Union Savings Directive

      On June 3, 2003, the Council of the European Union adopted a directive on the taxation of savings income. Pursuant to the directive, a member state of the European Union will be required to provide to the tax authorities of other member states information regarding payments of interest (or other similar income) paid by a person within its jurisdiction to individual residents of such other member states, except that Belgium, Luxembourg and Austria will instead operate a withholding system for a transitional period in relation to such payments. Subject to certain conditions, the provisions of the directive will be effective as of January 1, 2005.

United States Federal Income Tax Considerations

Change in the Capital Gains Tax Rate and Backup Withholding Rate

      Pursuant to the U.S. Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JAGTRRA”), the following discussion should be incorporated in the accompanying prospectus:

•	The net amount of long-term capital gain recognized by an individual U.S. holder (as defined in “Taxation — United States Federal Income Taxation” in the accompanying prospectus) after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%; net long-term capital gains recognized by an individual U.S. holder before May 6, 2003 or after December 31, 2008 generally are subject to taxation at a maximum rate of 20%.

•	The 31% U.S. federal backup withholding rate has been reduced to 28% with respect to payments made in 2003 and thereafter through 2010.

      U.S. holders should consult their tax advisers with respect the provisions of JAGTRRA.

      Prospective investors should refer to the accompanying prospectus for a general discussion of German, Netherlands and United States tax considerations in respect of an investment in the Notes.

UNDERWRITING

      Finance, Deutsche Telekom and the underwriters for the offering named below have entered into a pricing agreement dated July 15, 2003 relating to the Notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amounts of the Notes indicated in the following table.

	Principal Amount	Principal Amount
	of Notes due	of Notes due
	2008	2013

Banc of America Securities LLC	$200,000,000	$333,333,334
Credit Suisse First Boston LLC	$200,000,000	$333,333,333
Lehman Brothers Inc.	$200,000,000	$333,333,333
ABN Amro Incorporated	$21,428,572	$35,714,286
Barclays Capital Inc.	$21,428,572	$35,714,286
BNP Paribas Securities Corp.	$21,428,572	$35,714,286
Dresdner Kleinwort Wasserstein Securities LLC	$21,428,571	$35,714,286
HSBC Bank plc	$21,428,571	$35,714,286
UBS Securities LLC	$21,428,571	$35,714,285
WestLB AG	$21,428,571	$35,714,285

Total	$750,000,000	$1,250,000,000

      Banc of America Securities LLC, Credit Suisse First Boston LLC and Lehman Brothers Inc. are acting as representatives of the underwriters and joint book-running managers for the Notes. The underwriters will initially offer to sell the Notes to the public at the initial public offering prices indicated on the cover of this prospectus supplement, and may offer the 3.875% Notes due 2008 to dealers at the indicated price less a concession not in excess of 0.20% of the principal amount of the 3.875% Notes due 2008, and the 5.25% Notes due 2013 to the dealers at the indicated price less a concession not in excess of 0.30% of the principal amount of the 5.25% Notes due 2013. The underwriters may allow, and those dealers may reallow, a discount not in excess of 0.15% of the principal amount of the 3.875% Notes due 2008, and a discount not in excess of 0.20% of the principal amount of the 5.25% Notes due 2013, to other dealers. After the initial public offering of these Notes, the public offering price, concession and discount may be changed.

      The Notes are a new issue of securities with no established trading market. The underwriters have advised us that they intend to make a market in the Notes but are not obligated to do so and may discontinue market making at any time without notice. We cannot assure the liquidity of the trading market for the Notes or that an active public market for the Notes will develop.

      Furthermore, the underwriters may purchase and sell Notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions that any short sales have created. Short sales are the sale by the underwriters of a greater number of Notes than they are required to purchase in the offering. Stabilizing transactions are bids or purchases made for the purpose of supporting the market price of the Notes at a level higher than that which might otherwise prevail while the offering is in progress. As a result of these activities, the price of the Notes may be higher than the price that otherwise might exist in the open market. These transactions may be effected in the over-the-counter market or otherwise.

      In connection with this offering in the United Kingdom, Lehman Brothers International (Europe) or any person acting for it may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on Lehman Brothers International (Europe) or any agent of it to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period. Outside the United Kingdom, the representatives may over-allot or effect stabilization transactions for a limited time, although there is no obligation on the underwriters or any of their agents to effect such transactions.

      The representatives also may impose a penalty bid. This occurs when a particular underwriter repays to the representatives a portion of the underwriting discount received by it because the representatives or their affiliates have repurchased Notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

      Finance estimates that its portion of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately U.S.$400,000. The underwriters have agreed to pay a portion of the total expenses of the offering.

      The representatives will make the securities available for distribution on the Internet through a proprietary website and/or third party system operated by Market Axess, Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between the representatives and their customers and is not a party to any of the transactions. Market Axess Inc., a registered broker-dealer, will receive compensation from the representatives based on transactions the managers conduct through the system. The representatives will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

      In the ordinary course of their businesses, Banc of America Securities LLC, Credit Suisse First Boston LLC and Lehman Brothers Inc. and their respective affiliates and some of the other underwriters have engaged in normal banking or investment banking transactions with Deutsche Telekom and its affiliates. These underwriters or their affiliates may also engage in similar transactions with us in the future.

      Finance and Deutsche Telekom have agreed in the underwriting agreement that during the period starting the date of this prospectus supplement until the later of

•	the end of trading restrictions for the Notes as indicated to Finance and Deutsche Telekom by the representatives; and

•	time of delivery of the Notes,

neither of us will, without the prior written consent of the representatives, offer, sell or otherwise dispose of any debt securities of Deutsche Telekom or Finance that

•	mature more than one year after the delivery of the Notes; or

•	are substantially similar to the Notes and are offered primarily in the same market as the Notes.

      Neither WestLB AG nor HSBC Bank plc is a U.S. registered broker-dealer and therefore, to the extent that either intends to effect any sale of the Notes in the United States, it will do so through one or more U.S. registered broker-dealers as permitted by NASD regulations.

      Finance and Deutsche Telekom have jointly agreed to indemnify the several underwriters against various liabilities, including liabilities under the Securities Act of 1933.

      Each underwriter has represented, warranted and agreed:

(i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of the offering, will not offer or sell any Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (“FSMA”)) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA does not apply to Finance or Deutsche Telekom; and

(iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise involving the United Kingdom.

      Each of the underwriters has agreed not to offer or sell Notes in the Federal Republic of Germany other than in compliance with the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) of 9 September 1998, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities. This prospectus supplement and the accompanying prospectus do not constitute a sales prospectus for purposes of the Securities Sales Prospectus Act and no sales prospectus has been or will be published in the Federal Republic of Germany.

      It is expected that delivery of the Notes will be made against payment on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fifth business day following the date of the pricing of the Notes. Under Rule 15c6-1 of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser has traded or wishes to trade Notes on the date of pricing of the Notes or the next succeeding business day thereafter, it will be required, by virtue of the fact that the Notes will initially settle on the fifth business day following the date of pricing of the Notes, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who have traded or wish to trade the Notes on the date of pricing of the Notes or the next succeeding business day should consult their own advisor.

VALIDITY OF THE NOTES

      The validity of the Notes will be passed upon for us by our United States counsel, Cleary, Gottlieb, Steen & Hamilton, and for the underwriters by their United States counsel, Sullivan & Cromwell LLP. The validity of the Notes under Dutch law will be passed upon by our Dutch counsel Clifford Chance LLP.

INDEPENDENT ACCOUNTANTS

      The financial statements of Deutsche Telekom AG as of December 31, 2002 and 2001 and for the years then ended incorporated herein by reference to the Annual Report on Form 20-F/A (for the year ended December 31, 2002) have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft and Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftspruefungsgesellschaft, independent accountants, as stated in their report appearing therein.

      The financial statements of Deutsche Telekom AG for the year ended December 31, 2000 incorporated herein by reference to the Annual Report on Form 20-F/A (for the year ended December 31, 2002) have been audited by PwC Deutsche Revision Aktiengesellschaft Wirtschaftspruefungsgesellschaft, independent accountants, as stated in their report appearing therein.

GENERAL INFORMATION

      Deutsche Telekom International Finance B.V. was incorporated on October 30, 1995 under the laws of The Netherlands as a private company with limited liability for an unlimited duration. Finance is a 100% subsidiary of Deutsche Telekom. Finance has its corporate seat in Amsterdam and is registered with the Trade Register in Amsterdam under the entry number 33274743. Its address is World Trade Center, Strawinskylaan 1243, 1077 XX Amsterdam, The Netherlands.

      According to the Articles of Association of Finance, the objects of Finance are:

1. (a)	the issue and acquisition of debt instruments issued by Finance or of debt instruments issued by a limited partnership or a general partnership of which the company is the general partner with full liability;

(b)	to participate in, to establish and to administer and/or manage, to finance and to render services to companies, firms and enterprises;

(c)	to lend and/or borrow moneys, to provide guarantees, and to commit itself with respect to the commitments of third parties.

2.	To do anything which is connected with the provisions of paragraph 1 above or which may promote such objects in the broadest sense.

Share Capital

      The authorized share capital of Finance amounts to EUR 2,268,901 and is divided into 5,000 ordinary shares with a nominal value of EUR 453.78 each, of which 1,000 shares are issued and fully paid up. The total issued and paid up capital of Finance amounts to EUR 453,780. There have been no operations within the last three years which have changed the amount of the issued capital or the number of classes of shares of which it is composed.

      Finance’s Supervisory Board and Board of Management members can be reached at the following address: World Trade Center, Strawinskylaan 1243, 1077 XX Amsterdam, The Netherlands.

      We have obtained all necessary consents, approvals and authorizations in connection with the issuance and performance of the Notes. Resolutions of the Board of Managing Directors and the Supervisory Board of Finance, dated June 30, 2003, authorized the issuance of the Notes. Resolutions of the Management Board of Deutsche Telekom, dated June 16, 2003, authorized the guarantees.

      We have applied to list the Notes on the Luxembourg Stock Exchange in accordance with the rules of the Luxembourg Stock Exchange. In connection with the Luxembourg Stock Exchange listing application, the legal notice relating to the issuance of the Notes and the constitutional documents of Finance and Deutsche Telekom have been deposited with the Greffier en Chef du Tribunal d’Arondissement de et à Luxembourg, where such documents may be examined and copies thereof may be obtained upon request. Additionally, copies of Deutsche Telekom’s Articles of Association and all reports prepared and filed are available at the offices of our listing agent and paying agent in Luxembourg, Banque Générale du Luxembourg S.A., 50, avenue J.F. Kennedy, L-2951 Luxembourg.

      If and so long as any of the Notes remain outstanding and listed on the Luxembourg Stock Exchange, copies (and English translations for documents not in English) of the following items will be available free of charge from our listing agent, Banque Générale du Luxembourg S.A., at its offices in Luxembourg listed above:

•	all incorporated documents that are considered part of this prospectus supplement;

•	the audited annual consolidated financial statements of Deutsche Telekom;

•	unaudited interim consolidated financial statements of Deutsche Telekom;

•	future annual and interim financial filings of Deutsche Telekom, including, without limitation, all annual reports of Deutsche Telekom on Form 20-F (including amendments) and all reports of Deutsche Telekom on Form 6-K which contain interim financial statements of Deutsche Telekom;

•	any related notes to these items; and

•	the audited financial statements of Finance.

      During the same period, the indenture and the underwriting agreement will be available for inspection at the office of Banque Générale du Luxembourg S.A. in Luxembourg. Deutsche Telekom currently publishes its unaudited financial information on a quarterly basis. Deutsche Telekom does not publish unconsolidated accounts. Deutsche Telekom will, until the repayment of the Notes, maintain a paying agent in New York and in Luxembourg.

      Except as disclosed in this prospectus supplement (including the documents incorporated by reference), we are not involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issuance of the Notes nor, so far as we are aware, is any such litigation or arbitration pending or threatened. Except as disclosed in this prospectus supplement, there has been no material adverse change in the financial position or prospects of Deutsche Telekom or Finance since December 31, 2002.

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PROSPECTUS

Deutsche Telekom AG

(a stock corporation organized under the laws of

the Federal Republic of Germany)

(Deutsche Telekom)

and

Deutsche Telekom International Finance B.V.

(a limited company organized under the laws of The Netherlands)

(Finance)

          Deutsche Telekom (German Telecommunications) may offer Debt Securities for sale through this prospectus.

          Finance may offer Debt Securities of Finance unconditionally guaranteed by Deutsche Telekom through this prospectus.

          We will provide the specific terms of the debt securities that we are offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

          NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is June 7, 2000

INCORPORATION OF INFORMATION WE FILE WITH THE SEC
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
SELECTED FINANCIAL DATA
TAXATION
UNDERWRITING
VALIDITY OF THE NOTES
INDEPENDENT ACCOUNTANTS
GENERAL INFORMATION
ABOUT THIS PROSPECTUS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST DEUTSCHE TELEKOM, FINANCE, THEIR MANAGEMENT, AND OTHERS
FORWARD-LOOKING STATEMENTS
DEUTSCHE TELEKOM
Deutsche Telekom International Finance B.V.
USE OF PROCEEDS
RATIOS OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER
CLEARANCE AND SETTLEMENT
TAXATION German Tax Considerations
Netherlands Tax Considerations
PLAN OF DISTRIBUTION
VALIDITY OF SECURITIES
EXPERTS

ABOUT THIS PROSPECTUS

      This document is called a prospectus and is part of a registration statement that we filed with the Securities and Exchange Commission utilizing the “shelf” registration or continuous offering process. Under this shelf process, we may sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of US$15,000,000,000.

      This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement containing specific information about the terms of the debt securities. The prospectus supplement may also add to, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information”.

      The registration statement containing this prospectus, including exhibits to the registration statement, provides additional information about us and the debt securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading “Where You Can Find More Information”.

      When acquiring any debt securities discussed in this prospectus, you should rely on the information provided in this prospectus and in any prospectus supplement, including the information incorporated by reference (see the discussion under the heading “Incorporation by Reference”). Neither we, nor any underwriters or agents, have authorized anyone to provide you with different information. We are not offering the debt securities in any state where the offer is prohibited. You should not assume that the information in this prospectus, any prospectus supplement, or any document incorporated by reference, is truthful or complete at any date other than the date mentioned on the cover page of these documents.

      We may sell the debt securities to underwriters who will sell the debt securities to the public on terms fixed at the time of sale. In addition, the debt securities may be sold by us directly or through dealers or agents designated from time to time. If we, directly or through agents, solicit offers to purchase the debt securities, we reserve the right to accept and, together with our agents, to reject, in whole or in part, any of those offers.

      The prospectus supplement will contain the names and of the underwriters, dealers or agents, if any, together with the terms of offering, the compensation of those underwriters, and the net proceeds to us. Any underwriters, dealers or agents participating in the offering may be considered “underwriters” within the meaning of the Securities Act of 1933.

      Unless otherwise mentioned or unless the context requires otherwise, all references in this prospectus to “we”, “us”, “our”, or similar references mean Deutsche Telekom AG and its subsidiaries.

      As used in this prospectus, references to “EUR”, “Euro” or “€” are to the Euro, which was introduced as the legal currency of the member states of the European Union, including the Federal Republic of Germany (the “Federal Republic”) on January 1, 1999.

WHERE YOU CAN FIND MORE INFORMATION

Deutsche Telekom

      Deutsche Telekom AG files annual reports, special reports, and other information with the SEC. You may read and copy any document Deutsche Telekom files at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC’s regional offices. You may obtain information on the operation of the public reference room in the United States by calling the SEC at 1-800-SEC-0330. You may also inspect certain reports and other information concerning Deutsche Telekom at the offices of the New York Stock Exchange, 11 Wall Street, New York, New York 10005. As a foreign private issuer, Deutsche Telekom is not subject to the proxy rules in Section 14 or the short-swing insider profit disclosure rules of Section 16 of the Securities Exchange Act of 1934.

INCORPORATION BY REFERENCE

      The SEC allows Deutsche Telekom to “incorporate by reference” the information it files with the SEC in other documents, which means:

•	incorporated documents are considered part of this prospectus;

•	Deutsche Telekom can disclose important information to you by referring you to those documents; and

•	information in this prospectus automatically updates and supersedes information in earlier documents that are incorporated by reference in this prospectus, and information that Deutsche Telekom files with the SEC after the date of this prospectus automatically updates and supersedes this prospectus.

      Deutsche Telekom incorporates by reference its Annual Report on Form 20-F for the year ended December 31, 1999, which was filed with the SEC on April 19, 2000. Deutsche Telekom also incorporates by reference each of the following documents that it will file with the SEC after the date of this prospectus from now until it terminates the offering of the debt securities:

•	Reports filed under Section 13(a), 13(c) or 15(d) of the Exchange Act; and

•	any future reports filed on Form 6-K that indicate that they are incorporated by reference in this prospectus.

      Neither Deutsche Telekom’s Report on Form 6-K filed with the SEC on April 19, 2000 nor any other previously filed report on Form 6-K is incorporated herein by reference.

      You may obtain a copy of any of the documents referred to above (excluding exhibits) at no cost by contacting Deutsche Telekom at the following address:

          Deutsche Telekom AG

          Friedrich-Ebert-Allee 140
          53113 Bonn, Germany
          Tel: +49 228 181 88880 (Investor Relations)

          Deutsche Telekom International Finance B.V.

          World Trade Center
          Strawinskylaan 1243
          NL-1077 XX Amsterdam, The Netherlands
          Tel: +31 20 57 53 177

      Deutsche Telekom will provide its annual report in English to any holder of these debt securities at the holder’s request, for so long as the debt securities remain outstanding. Deutsche Telekom will also provide unaudited interim financial information to any holder upon request.

      The annual reports prepared in English by Deutsche Telekom will include audited consolidated financial statements of Deutsche Telekom prepared under German generally accepted accounting principles, as well as a reconciliation of certain amounts to U.S. generally accepted accounting principles.

      For a discussion of the principal differences between German GAAP and U.S. GAAP relevant to Deutsche Telekom, see Note 36 of Deutsche Telekom’s audited consolidated financial statements included in Deutsche Telekom’s Annual Report on Form 20-F for the fiscal year ended December 31, 1999, which is incorporated by reference in this prospectus.

Deutsche Telekom International Finance B.V.

      Finance is a wholly-owned, consolidated subsidiary of Deutsche Telekom. Finance does not, and will not, file separate reports with the SEC.

LIMITATIONS ON ENFORCEMENT OF U.S. LAWS AGAINST

DEUTSCHE TELEKOM, FINANCE, THEIR MANAGEMENT, AND OTHERS

      Deutsche Telekom AG is a stock corporation (Aktiengesellschaft) organized under the laws of the Federal Republic of Germany, and Finance is a private company with limited liability for an unlimited duration, established under the laws of The Netherlands. None of the members of the Board of Management (Vorstand) of Deutsche Telekom or Finance are residents of the United States. All or a substantial portion of the assets of these individuals and of Deutsche Telekom and Finance are located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon these individuals or upon Deutsche Telekom or Finance or to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. securities laws against Deutsche Telekom or Finance in Germany or The Netherlands. In addition, awards of punitive damages in actions brought in the United States or elsewhere are unenforceable in Germany and may not be enforceable in The Netherlands. The United States and The Netherlands do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result, a civil judgment by a U.S. court would not be enforceable in The Netherlands.

FORWARD-LOOKING STATEMENTS

      This prospectus and accompanying prospectus supplements contain or incorporate statements that are “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Those statements can be identified by the use of forward-looking language such as “will likely result”, “may”, “are expected to”, “is anticipated”, “estimate”, “projected”, “intends to”, or other similar words. Our actual results, performance or achievements could be significantly different from the results expressed in, or implied by, those forward looking statements. Those statements are subject to certain risks and uncertainties, including but not limited to certain risks described in the prospectus supplement or the documents incorporated by reference. When considering those forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this prospectus and the prospectus supplements. You should not place any undue reliance on any forward-looking statement, which speaks only as of the date made. You should refer to our periodic and current reports filed with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements.

DEUTSCHE TELEKOM

      Deutsche Telekom is the largest provider of telecommunications services in Germany and one of the world’s largest telecommunications companies, measured in terms of 1999 consolidated net revenues. Our consolidated net revenues in 1999 totaled EUR 35.5 billion.

      In Germany, we are the largest provider of fixed-line voice telephony services to the public, providing over 48 million access lines to subsidiaries as of March 31, 2000. More than 14 million of these lines were ISDN lines, making us the world’s leading ISDN operator. We are Germany’s second largest provider of mobile telephone service, with approximately 10.9 million digital mobile telephone subscribers as of March 31, 2000, and we have substantial mobile telephony operations and investments in the United Kingdom, Austria and other countries. We are the leading data communications provider and one of the leading providers of data communications systems solutions in Germany. Through our rapidly growing T-Online business, we own a substantial majority interest in Europe’s largest internet online service provider and access gateway, with 4.9 million subscribers as of March 31, 2000 (not including subscribers of the recently acquired business of Club Internet).

      We operate Germany’s largest broadband cable network, transmitting television and radio programming, directly or indirectly, to an estimated 17.8 million households as of March 31, 2000. We are in the process of transferring the core of our cable business into nine regional cable companies, with the aim of selling interests in them to third party investors. Agreements to sell majority interests in three of the companies have been concluded. In addition, we are among the European leaders in radio and television signal broadcasting. We are also Germany’s leading provider of interconnection and other carrier services to other telecommunications companies. Moreover, we sell telephone equipment, provide directory assistance and publish telephone directories.

      Our international portfolio of subsidiaries and investments includes telecommunications companies active in the United Kingdom, France, Austria, Italy, Central and Eastern Europe, the United States and Asia.

      Our strategic focus is on growth in four key areas: mobile telecommunications, data/IP/systems, consumer Internet services and access. We intend to pursue growth in these areas aggressively, primarily through internal growth and acquisitions. In this regard, our primary emphasis is on Europe and the United States, but we may pursue opportunities worldwide. We are intent on expanding our presence internationally. We believe that our advanced network and strategic focus position us well to take advantage of the technological convergence of telecommunications and information services.

      Deutsche Telekom’s registered address is Friedrich-Ebert-Allee 140, 53113 Bonn, Germany, its postal address is Postfach 20 00, 53105 Bonn, Germany and its telephone number is +49-228-181-88880 (Investor Relations).

Deutsche Telekom International Finance B.V.

      Finance was incorporated by Deutsche Telekom in The Netherlands in October 1995 and is our indirect wholly-owned subsidiary whose principal purpose is raising funds for us.

      Finance’s corporate seat and registered and postal address is World Trade Center, Strawinskylaan 1243, NL-1077 XX Amsterdam, The Netherlands and its telephone number is +31 20 57 53 177.

USE OF PROCEEDS

      Unless Deutsche Telekom states otherwise in a prospectus supplement, the net proceeds from the sale of debt securities offered through this prospectus will be used for general corporate purposes. Net proceeds received by Finance from the sale of securities offered through this prospectus will be on-lent to its group companies for their general corporate purposes.

RATIOS OF EARNINGS TO FIXED CHARGES

Ratios of Earnings to Fixed Charges

      The following table shows the ratios of earnings to fixed charges for Deutsche Telekom, computed in accordance with German GAAP and U.S. GAAP, for the three-month period ended March 31, 2000 and for fiscal years 1999, 1998, 1997, 1996 and 1995.

	2000	1999	1998	1997	1996	1995

German GAAP	3.72x	2.09x	2.51x	2.12x	1.84x	2.04x
U.S. GAAP	3.65x	2.16x	2.41x	1.97x	1.58x	1.96x

Calculation of Ratios

      For purposes of these tables, “earnings” is calculated by adding:

•	pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees;

•	fixed charges;

•	amortization of capitalized interest;

•	distributed income of equity investees; and

•	Deutsche Telekom’s share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges;

      and then subtracting:

•	capitalized interest;

•	minority interests in pre-tax income of subsidiaries that have not incurred fixed charges.

      “Fixed charges” is calculated by adding:

•	interest expensed and capitalized;

•	amortized premiums, discounts and capitalized expenses related to indebtedness; and

•	an estimate of the interest within rental expense; and

      The term “equity investees” means investments that Deutsche Telekom accounts for using the equity method of accounting.

DESCRIPTION OF THE DEBT SECURITIES AND GUARANTEES WE MAY OFFER

      This prospectus relates to debt securities issued by Deutsche Telekom and debt securities issued by Finance. As required by Federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called the indenture. The indenture relating to debt securities issued by Deutsche Telekom is a contract to be entered into between Deutsche Telekom and Citibank, N.A. The indenture relating to debt securities issued by Finance is a contract to be entered into among Finance, Deutsche Telekom and Citibank.

      Citibank acts as the trustee under the indentures. The trustee has two main roles:

•	First, it can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described later beginning on page 20 under “Default and Related Matters — Events of Default — Remedies If an Event of Default Occurs”; and

•	Second, the trustee performs administrative duties for us, such as sending you interest payments, transferring your debt securities to a new buyer if you sell and sending you notices.

      Deutsche Telekom is the guarantor of debt securities issued by Finance. The guarantees are described later on page 10 under “Guarantees”.

      The indentures and their associated documents contain the full legal text of the matters described in this section. The indentures, the debt securities and the guarantees are governed by New York law. The indentures are exhibits to our registration statement. See “WHERE YOU CAN FIND MORE INFORMATION” on page 4 for information on how to obtain a copy.

      Deutsche Telekom and Finance may each issue as many distinct series of debt securities under its respective indenture as it wishes. This section discusses all material terms of the debt securities issued by Deutsche Telekom that are common to all series, and the debt securities issued by Finance and the related guarantees that are common to all series, unless otherwise indicated in the prospectus supplement relating to a particular series.

      This section may not be complete in all respects and is subject to and qualified in its entirety by reference to all the provisions of the indentures, including some of the terms used in the indentures. In this section, we describe only the more important terms of the indentures. We also include references in parentheses to some sections of the indentures. Whenever we refer to particular sections or defined terms of the indentures in this prospectus or in the prospectus supplement, those sections or defined terms are incorporated by reference here or in the prospectus supplement. This section also is subject to and qualified by reference to the description of the particular terms of your series described in the prospectus supplement.

      We may issue the debt securities as original issue discount securities, which are debt securities that are offered and sold at a substantial discount to their stated principal amount. (Section 101) The debt securities may also be issued as indexed securities or securities denominated in foreign currencies or currency units, as well as composite currencies or composite currency units, as described in more detail in the prospectus supplement relating to any of these types of debt securities.

      The specific financial, legal and other terms particular to a series of debt securities are described in the prospectus supplement and the pricing agreement relating to the series. Those terms may vary from the terms described here. Accordingly, this section also is subject to and qualified by reference to the description of the terms of the series described in the prospectus supplement.

      The prospectus supplement relating to a series of debt securities will describe the following terms of the series:

•	the title of the series of debt securities

•	any limit on the aggregate principal amount of the series of debt securities

•	any stock exchange on which we will list the series of debt securities

•	the manner in which we will pay interest on the series of debt securities

•	the date or dates on which we will pay the principal of the series of debt securities

•	the rate or rates, which may be fixed or variable, per annum at which the series of debt securities will bear interest, if any, and the date or dates from which that interest, if any, will accrue

•	the dates on which interest, if any, on the series of debt securities will be payable and the regular record dates for the interest payment dates

•	any mandatory or optional sinking funds or analogous provisions or provisions for redemption at the option of the holder

•	the date, if any, after which and the price or prices at which the series of debt securities may, in accordance with any optional or mandatory redemption provisions that are not described in this prospectus, be redeemed and the other detailed terms and provisions of those optional or mandatory redemption provisions, if any

•	the denominations in which the series of debt securities will be issuable if other than denominations of $1,000 and any integral multiple of $1,000

•	the currency of payment of principal, premium, if any, and interest on the series of debt securities if other than the currency of the United States of America and the manner of determining the equivalent amount in the currency of the United States of America

•	any index used to determine the amount of payment of principal of, premium, if any, and interest on the series of debt securities

•	if other than the principal amount, the portion of the principal amount of the series of debt securities that shall be payable upon acceleration of maturity following an event of default

•	the applicability of the provisions described later beginning on page 20 under “Covenants — Defeasance and Discharge”

•	if the series of debt securities will be issuable in whole or part in the form of a global security as described beginning on page 10 under “Legal Ownership — Global Securities”, and the depository or its nominee with respect to the series of debt securities, and any special circumstances under which the global security may be registered for transfer or exchange in the name of a person other than the depository or its nominee

•	whether we may from time to time without the consent of the holders create and issue further debt securities having the same terms and conditions as the debt securities so that such further issue is consolidated and forms a single series with the series of outstanding debt securities

•	if the series of debt securities is redeemable at our option, whether the adjusted treasury yield, which is defined later in this prospectus, is different from the adjusted treasury yield determined under the indentures

•	any addition to or change in the events of default that applies to the series of debt securities and any change in the rights of the trustee or holders to declare the principal amount due and payable following an event of default

•	any addition to or change in the covenants contained in the indentures

•	any other special features of the series of debt securities

GUARANTEES

      Deutsche Telekom will fully, unconditionally and irrevocably guarantee the payment of the principal of, premium, if any, and interest on the debt securities issued by Finance, including any additional amounts which may be payable by Finance in respect of its debt securities, as described under “Payment of Additional Amounts”. Deutsche Telekom guarantees the payment of such amounts when such amounts become due and payable, whether at the stated maturity of the debt securities, by declaration or acceleration, call for redemption or otherwise.

      Deutsche Telekom is a holding company. Therefore, in the distribution of the assets of any subsidiary of Deutsche Telekom upon the subsidiary’s liquidation or reorganization, any creditor of the subsidiary will have a right to participate in the distribution before the creditors of Deutsche Telekom, including holders of debt securities issued by Finance. In addition, since it is a holding company, Deutsche Telekom depends on dividends and repayments of money from its subsidiaries for its cash. The guarantees will be unsecured obligations of Deutsche Telekom.

LEGAL OWNERSHIP

Street Name and Other Indirect Holders

      Investors who hold debt securities in accounts at banks or brokers will generally not be recognized by us as legal holders of debt securities. This is called holding in street name. Instead, we would recognize only the bank or broker, or the financial institution the bank or broker uses to hold its debt securities. These intermediary banks, brokers and other financial institutions pass along principal, interest and other payments on the debt securities, either because they agree to do so in their customer agreements or because they are legally required to do so. If you hold debt securities in street name, you should check with your own institution to find out:

•	how it handles debt securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle voting if it were ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a direct holder as described below and

•	how it would pursue rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests.

Direct Holders

      Our obligations, as well as the obligations of the trustee and those of any third parties employed by us or the trustee, under the debt securities run only to persons who are registered as holders of debt securities. As noted above, we do not have obligations to you if you hold in street name or other indirect means, either because you choose to hold debt securities in that manner or because the debt securities are issued in the form of global securities as described below. For example, once we make payment to the registered holder we have no further responsibility for the payment even if that holder is legally required to pass the payment along to you as a street name customer but does not do so.

Global Securities

      What is a Global Security. A global security is a special type of indirectly held security, as described above under “Street Name and Other Indirect Holders”. If we choose to issue debt securities in the form of global securities, the ultimate beneficial owners of global securities can only be indirect holders. We require that the global security be registered in the name of a financial institution we select.

      We also require that the debt securities included in the global security not be transferred to the name of any other direct holder unless the special circumstances described below occur. The financial institution that acts as the sole direct holder of the global security is called the depositary. Any person wishing to own a security must do so indirectly by virtue of an account with a broker, bank or other financial institution that in turn has an account with the depositary. The prospectus supplement indicates whether your series of debt securities will be issued only in the form of global securities.

      Special Investor Considerations for Global Securities. As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. We do not recognize this type of investor as a holder of debt securities and instead deal only with the depositary that holds the global security.

      If you are an investor in debt securities that are issued only in the form of global debt securities, you should be aware that:

•	You cannot get debt securities registered in your own name.

•	You cannot receive physical certificates for your interest in the debt securities.

•	You will be a street name holder and must look to your own bank or broker for payments on the debt securities and protection of your legal rights relating to the debt securities, as explained earlier under “Street Name and Other Indirect Holders” on page 10.

•	You may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their debt securities in the form of physical certificates.

•	The depositary’s policies will govern payments, transfers, exchange and other matters relating to your interest in the global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in the global security. We and the trustee also do not supervise the depositary in any way.

•	The depositary will require that interests in a global security be purchased or sold within its system using same-day funds.

      Special Situations When Global Security Will Be Terminated. In a few special situations described later, the global security will terminate and interests in it will be exchanged for physical certificates representing debt securities. After that exchange, the choice of whether to hold debt securities directly or in street name will be up to the investor. Investors must consult their own bank or brokers to find out how to have their interests in debt securities transferred to their own name so that they will be direct holders. The rights of street name investors and direct holders in the debt securities have been previously described in the subsections entitled “Street Name and Other Indirect Holders” on page 10 and “Direct Holders” on page 10.

      The special situations for termination of a global security are:

•	When the depositary notifies us that it is unwilling, unable or no longer qualified to continue as depositary and we do not appoint a successor within 120 days.

•	When an event of default on the debt securities has occurred and has not been cured. Defaults are discussed later under “Default and Related Matters — Events of Default” beginning on page 20.

      The prospectus supplement may also list additional situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. When a global security terminates, the depositary (and not us or the trustee) is responsible for deciding the names of the institutions that will be the initial direct holders. (Sections 203, 204 and 305.)

In the remainder of this description “you” means direct holders and not street name or other indirect holders of debt securities. Indirect holders should read the previous subsection on page 10 entitled “Street Name and Other Indirect Holders”.

OVERVIEW OF REMAINDER OF THIS DESCRIPTION

      The remainder of this description summarizes:

•	Additional mechanics relevant to the debt securities under normal circumstances, such as how you transfer ownership and where we make payments.

•	Your rights under several special situations, such as if we merge with another company, if we want to change a term of the debt securities or if Finance or Deutsche Telekom wants to redeem the debt securities for tax reasons.

•	Your rights to receive payment of additional amounts due to changes in the withholding requirements of various jurisdictions.

•	Covenants contained in the indentures that restrict our ability to incur liens and require us to perform various acts. A particular series of debt securities may have additional covenants.

•	Your rights if we default or experience other financial difficulties.

•	Our relationship with the trustee.

ADDITIONAL MECHANICS

Exchange and Transfer

      You may have your debt securities broken into more debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed. (Section 305) This is called an exchange.

      You may exchange or transfer your debt securities at the office of the trustee. The trustee acts as our agent for registering debt securities in the names of holders and transferring debt securities. We may change this appointment to another entity or perform the service ourselves. The entity performing the role of maintaining the list of registered holders is called the security registrar. It will also register transfers of the debt securities. (Section 305)

      You will not be required to pay a service charge to transfer or exchange debt securities, but you may be required to pay for any tax or other governmental charge associated with the exchange or transfer. The transfer or exchange of a debt security will only be made if the security registrar is satisfied with your proof of ownership.

      If we have designated additional transfer agents, they are named in the prospectus supplement. We may cancel the designation of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts. (Section 1002)

      If the debt securities are redeemable and we redeem less than all of the debt securities of a particular series, we may block the transfer or exchange of debt securities during a specified period of time in order to freeze the list of holders to prepare the mailing. The period begins 15 days before the day we mail the notice of redemption and ends on the day of that mailing. We may also refuse to register transfers or exchanges of debt securities selected for redemption. However, we will continue to permit transfers and exchanges of the unredeemed portion of any security being partially redeemed. (Section 305)

Payment and Paying Agents

      We will pay interest to you if you are a direct holder listed in the trustee’s records at the close of business on a particular day in advance of each due date for interest, even if you no longer own the security on the interest due date. That particular day, usually about two weeks in advance of the interest due date, is called the regular record date and is stated in the prospectus supplement. (Section 307)

      We will pay interest, principal and any other money due on the debt securities at the corporate trust office of the trustee in New York City. That office is currently located at Citibank, N.A., 111 Wall Street, 5th Floor, New York, NY 10005. You must make arrangements to have your payments picked up at or wired from that office. We may also choose to pay interest by mailing checks.

      Interest on global securities will be paid to the holder of the debt securities by wire transfer of same-day funds.

      Holders buying and selling debt securities must work out between them how to compensate for the fact that we will pay all the interest for an interest period to the one who is the registered holder on the regular record date. The most common manner is to adjust the sales price of the debt securities to pro rate interest fairly between buyer and seller. This pro rated interest amount is called accrued interest.

      Street name and other indirect holders should consult their banks or brokers for information on how they will receive payments.

      We may also arrange for additional payment offices, and may cancel or change these offices, including our use of the trustee’s corporate trust office. These offices are called paying agents. We may also choose to act as our own paying agent. We must notify you of changes in the paying agents for any particular series of debt securities. (Section 1002)

Notices

      We and the trustee will send notices only to direct holders, using their addresses as listed in the trustee’s records. (Sections 101 and 106)

      Regardless of who acts as paying agent, all money that we pay to a paying agent that remains unclaimed at the end of two years after the amount is due to direct holders will be repaid to us. After that two-year period, you may look only to us for payment and not to the trustee, any other paying agent or anyone else. (Section 1003)

SPECIAL SITUATIONS

Mergers and Similar Events

      Each of Deutsche Telekom and Finance is generally permitted to consolidate or merge with another company or firm. Each of Deutsche Telekom and Finance is also permitted to sell or lease substantially all of its assets to another firm or to buy or lease substantially all of the assets of another firm. However, neither Deutsche Telekom nor Finance may take any of these actions unless all the following conditions are met:

•	Where Deutsche Telekom or Finance merges out of existence or sells or leases its assets, the other firm must assume its obligations on the debt securities or the guarantees. The other firm’s assumption of these obligations must include the obligation to pay the additional amounts described later beginning on page 18 under “Payment of Additional Amounts”. If the other firm is organized under a foreign country’s laws, it must indemnify you against any governmental charge or other cost resulting from the transaction.

•	The merger, sale or lease of assets or other transaction must not cause a default on the debt securities, and we must not already be in default. For purposes of this no-default test, a default would include an event of default that has occurred and not been cured, as described later on page 20 under “Default and Related Matters — Events of Default — What is An Event of Default?” A default for this purpose would also include any event that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded. (Section 801)

      It is possible that the a merger or other similar transaction may cause the holders of the debt securities to be treated for US federal income tax purposes as though they exchanged the debt securities for new securities. This could result in the recognition of taxable gain or loss for US federal income tax purposes and possible other adverse tax consequences.

Modification and Waiver

      There are three types of changes we can make to the indentures and the debt securities.

Changes Requiring Your Approval.

      First, there are changes that cannot be made to your debt securities without your specific approval. Following is a list of those types of changes:

•	change the stated maturity of the principal or interest on a debt security

•	reduce any amounts due on a debt security

•	change any obligation of Finance or Deutsche Telekom to pay additional amounts described later beginning on page 18 under “Payment of Additional Amounts”

•	reduce the amount of principal payable upon acceleration of the maturity of a debt security following a default

•	change the place or currency of payment on a debt security

•	impair any of the conversion rights of your debt security

•	impair your right to sue for payment or conversion

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indentures

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with various provisions of the indentures or to waive various defaults

•	modify any other aspect of the provisions dealing with modification and waiver of the indentures

•	change the obligations of Deutsche Telekom as guarantor with respect to payment of principal, premium, if any, and interest, sinking fund payments or conversion rights. (Section 902)

      Changes Requiring a Majority Vote. The second type of change to the indentures and the debt securities is the kind that requires a vote in favor by holders of debt securities owning a majority of the outstanding principal amount of the particular series affected. Most changes fall into this category, except for clarifying changes and other changes that would not adversely affect holders of the debt securities in any material respect. The same vote would be required for us to obtain a waiver of all or part of the covenants described later beginning on page 18, or a waiver of a past default. However, we cannot obtain a waiver of a payment default or any other aspect of the indentures or the debt securities listed in the first category described previously beginning on page 15 under “Changes Requiring Your Approval” unless we obtain your individual consent to the waiver. (Section 513)

      Changes Not Requiring Approval. The third type of change does not require any vote by holders of debt securities. This type is limited to clarifications and other changes that would not adversely affect holders of the debt securities in any material respect. (Section 901)

      Further Details Concerning Voting. When taking a vote, we will use the following rules to decide how much principal amount to attribute to a security:

•	For original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of the debt securities were accelerated to that date because of a default.

•	For debt securities whose principal amount is not known (for example, because it is based on an index), we will use a special rule for that security described in the prospectus supplement.

•	For debt securities denominated in one or more foreign currencies or currency units, we will use the US dollar equivalent determined as of the date of original issuance.

•	Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust for you money for their payment or redemption. Debt securities will also not be eligible to vote if they have been fully defeased as described later beginning on page 19 under “Covenants — Defeasance and Discharge”. (Section 101)

•	We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities that are entitled to vote or take other action under the indentures. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If we or the trustee set a record date for a vote or other action to be taken by holders of a particular series, that vote or action may be taken only by persons who are holders of outstanding debt securities of that series on the record date and must be taken within 180 days following the record date or another period that we may specify (or as the trustee may specify if it set the record date). We may shorten or lengthen (but not beyond 180 days) this period from time to time. (Section 104)

          Street name and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indentures or the debt securities or request a waiver.

Redemption at our Option

      If the debt securities are redeemable at our option then, unless otherwise specified in the prospectus supplement, upon redemption we will pay a redemption price equal to the greater of (i) 100% of the principal amount of the debt securities plus accrued interest to the date of redemption or (ii) as determined by the quotation agent, the sum of the present values of the remaining scheduled payments of principal and interest on the debt securities (not including any portion of such payments of interest accrued as of the date of redemption). The present values will be determined by discounting the remaining principal and interest payments to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), using the adjusted treasury yield.

      The definitions of terms used in the paragraph above are listed below.

•	“Adjusted treasury yield” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the comparable treasury issue, assuming a price for the comparable treasury issue (expressed as a percentage of its principal amount) equal to the comparable treasury price for such redemption date plus

•	in the case of a series of debt securities maturing in less than five years from its initial issue date, 15 basis points, or

•	in the case of a series of debt securities maturing in five years or greater from its initial issue date, 20 basis points.

•	“Comparable treasury issue” means the U.S. Treasury security selected by the quotation agent as having a maturity comparable to the remaining term of the series of debt securities to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the debt securities.

•	“Comparable treasury price” means, with respect to any redemption date, the average of the quotation agent’s quotations for the redemption date.

•	“Quotation agent” means a reference treasury dealer that is a primary U.S. government securities dealer in New York City. The trustee will appoint the quotation agent after first consulting with us.

•	“Quotation agent’s quotations” means with respect to any redemption date, the average, as determined by the trustee, of the bid and asked prices for the comparable treasury issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by the quotation agent at 5:00 p.m. on the third business day before the redemption date.

      From and after the redemption date, if money for the redemption of the series of debt securities called for redemption is made available as provided in the indentures and the debt securities called for redemption on the redemption date, the debt securities will cease to bear interest, and the only right of the holders of the debt securities will be to receive payment of the redemption price and all unpaid interest accrued to the date of redemption.

      We will give notice to DTC of any redemption we propose to make at least 30 days, but not more than 60 days, before the redemption date. Notice by DTC to participating institutions and by these participants to street name holders of indirect interests in the series of debt securities will be made according to arrangements among them and may be subject to statutory or regulatory requirements.

Optional Tax Redemption

      Other than as described above under “Redemption at our Option,” we may have the option to redeem the debt securities in two situations described below. The redemption price for the debt securities, other than original issue discount debt securities, will be equal to the principal amount of the debt securities being redeemed plus accrued interest and any additional amounts due on the date fixed for redemption. The redemption price for original issue discount debt securities will be specified in the prospectus supplement for such securities. Furthermore, we must give you between 30 and 60 days’ notice before redeeming the debt securities.

•	The first situation is where, as a result of a change in, execution of or amendment to any laws or treaties or the official application or interpretation of any laws or treaties, either:

— Deutsche Telekom or Finance would be required to pay additional amounts as described later under “Payment of Additional Amounts”; or

— Deutsche Telekom or any of its subsidiaries would have to deduct or withhold tax on any payment to either of the issuers to enable them to make a payment of principal or interest on a debt security.

This applies only in the case of changes, executions, amendments, applications or interpretations that occur on or after the date specified in the prospectus supplement for the applicable series of debt securities and in the jurisdiction where Deutsche Telekom or Finance is incorporated. If Deutsche Telekom or Finance is succeeded by another entity, the applicable jurisdiction will be the jurisdiction in which the successor entity is organized, and the applicable date will be the date the entity became a successor.

We would not have the option to redeem in this case if we could have avoided the payment of additional amounts or the deduction or withholding by using reasonable measures available to us.

•	The second situation is where a person located outside of the Federal Republic of Germany or The Netherlands into which Deutsche Telekom or Finance is merged or to whom it has conveyed, transferred or leased its property is required to pay an additional amount. We would have the option to redeem the debt securities even if we are required to pay additional amounts immediately after the merger, conveyance, transfer or lease. We are not required to use reasonable measures to avoid the obligation to pay additional amounts in this situation.

PAYMENT OF ADDITIONAL AMOUNTS

      Germany or, in the case of debt securities issued by Finance, The Netherlands may require Deutsche Telekom or, in the case of debt securities issued by Finance, Finance to withhold amounts from payments on the principal or interest on a debt security or any amounts to be paid under the guarantees, as the case may be, for taxes or any other governmental charges. If the relevant jurisdiction requires a withholding of this type, Deutsche Telekom or Finance as the case may be, may be required to pay you an additional amount so that the net amount you receive will be the amount specified in the debt security to which you are entitled.

      Deutsche Telekom or Finance, as the case may be, will not have to pay additional amounts in respect of taxes or other governmental charges that are required to be deducted or withheld by any paying agent from a payment on a debt security, if such payment can be made without such deduction or withholding by any other paying agent, or in respect of taxes or other governmental charges that would not have been imposed but for

•	the existence of any present or former connection between you and Germany or The Netherlands, as the case may be, other than the mere holding of the debt security and the receipt of payments thereon;

•	your status as an individual resident of a member state of the European Union;

•	a failure to comply with any reasonable certification, documentation, information or other reporting requirements concerning your nationality, residence, identity or connection with Germany or The Netherlands, as the case may be, if such compliance is required as a precondition to relief or exemption from such taxes or other governmental charges (including, without limitation, a certification that you are not resident in Germany or The Netherlands or are not an individual resident of a member state of the European Union); or

•	a change in law that becomes effective more than 30 days after a payment on the debt security becomes due and payable or on which payment thereof is duly provided for, whichever occurs later.

      These provisions will also apply to any taxes or governmental charges imposed by any jurisdiction in which a successor to Deutsche Telekom or Finance is organized. The prospectus supplement relating to the debt securities may describe additional circumstances in which Deutsche Telekom or Finance would not be required to pay additional amounts.

COVENANTS

Restrictions on Liens

      Some of Deutsche Telekom’s property may be subject to a mortgage or other legal mechanism that gives our lenders preferential rights in that property over other lenders, including you and the other direct holders of the debt securities, or over our general creditors if we fail to pay them back. These preferential rights are called liens. Each of Deutsche Telekom and Finance promises that it will not become obligated on any present or future capital market indebtedness, which is described further below, that is secured by a lien on the whole or any part of its present or future assets, unless an equivalent or higher-ranking lien on the same property is granted to you and the other direct holders of the debt securities. (Section 1009)

      As used here, capital market indebtedness means any obligation to repay money that is borrowed through the issuance of bonds, notes or other debt securities which are capable of being listed or traded on a stock exchange or other recognized securities market. It does not include any off-balance sheet assets and obligations.

Defeasance and Discharge

      The following discussion of full defeasance and discharge will apply to your series of debt securities only if we choose to have them apply to that series. If we do so choose, we will state that in the prospectus supplement. (Section 403)

      We can legally release ourselves from any payment or other obligations on the debt securities, except for various obligations described below, if we, in addition to other actions, put in place the following arrangements for you to be repaid:

•	We must deposit in trust for your benefit and the benefit of all other direct holders of the debt securities a combination of money and US government or US government agency notes or bonds that will generate enough cash to make interest, premium, if any, principal and any other payments on the debt securities on their various due dates.

•	We must deliver to the trustee a legal opinion of our counsel confirming that there has been a change in US federal income tax law, and under then current US law we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit and just repaid the debt securities ourselves. We would not have to deliver this opinion if we received from, or there has been published by, the US Internal Revenue Service a ruling that states the same conclusion.

•	If the debt securities are listed on the New York Stock Exchange, we must deliver to the trustee a legal opinion of our counsel confirming that the deposit, defeasance and discharge will not cause the debt securities to be delisted.

      However, even if we take these actions, a number of our obligations relating to the debt securities will remain. These include the following obligations:

•	to register the transfer and exchange of debt securities

•	to replace mutilated, destroyed, lost or stolen debt securities

•	to maintain paying agencies

•	to hold money for payment in trust

DEFAULT AND RELATED MATTERS

Ranking

      The debt securities are not secured by any of our property or assets. Accordingly, your ownership of debt securities means you are one of our unsecured creditors. The debt securities are not subordinated to any of our other debt obligations and therefore they rank equally with all our other unsecured and unsubordinated indebtedness.

Events of Default

      You will have special rights if an event of default occurs and is not cured, as described later in this subsection.

What Is an Event of Default?

      The term event of default means any of the following:

•	We fail to pay principal or interest on a debt security within 30 days from the relevant due date.

•	We fail to perform any other obligation under a debt security or Deutsche Telekom fails to perform any obligation under its guarantee and such failure continues for more than 60 days after the trustee has received notice of it from the affected holder of debt securities.

•	We do not deposit any sinking fund payment on its due date.

•	Our capital market indebtedness has to be repaid prematurely due to a default under its terms.

•	We fail to fulfill any payment obligation exceeding euro 25,000,000 or its equivalent under any capital market indebtedness or under any guarantee provided for any capital market indebtedness of others, and this failure remains uncured for 30 days.

•	Any security or guarantee relating to capital market indebtedness provided by us is enforced by the lenders.

•	We are unable to meet our financial obligations.

•	A court opens insolvency proceedings against us.

•	We go into liquidation or file for bankruptcy under applicable law.

•	The passage of any governmental order, decree or enactment in The Netherlands or Germany due to which Finance or Deutsche Telekom is unable to perform its obligations under its indenture and this situation remains uncured for 90 days.

•	Deutsche Telekom’s guarantee relating to any debt securities issued by Finance ceases to be valid or legally binding for any reason.

•	Any other event of default described in the prospectus supplement occurs. (Section 501)

Remedies If an Event of Default Occurs.

      If an event of default has occurred and has not been cured, the trustee or the holders of 25% in principal amount of the debt securities of the affected series may declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of at least a majority in principal amount of the debt securities of the affected series. (Section 502)

      Except in cases of default, where the trustee has some special duties, the trustee is not required to take any action under the indentures at the request of any holders unless the holders offer the trustee reasonable protection from expenses and liability. This protection is called an indemnity. (Section 603) If reasonable indemnity is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. These majority holders may also direct the trustee in performing another action under the indentures. (Section 512)

      Before you bypass the trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	You must give the trustee written notice that an event of default has occurred and remains uncured.

•	The holders of 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default, and must offer reasonable indemnity to the trustee against the cost and other liabilities of taking that action.

•	The trustee must have not taken action for 60 days after receipt of the above notice and offer of indemnity. (Section 507)

          Street name and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and to make or cancel a declaration of acceleration.

      We will furnish to the trustee every year a written statement from some of our designated officers certifying that, to their knowledge, we are in compliance with the indentures and the debt securities, or else specifying any default. (Section 1005)

REGARDING THE TRUSTEE

      Deutsche Telekom and several of its subsidiaries maintain banking relations with the trustee in the ordinary course of their business.

      If an event of default occurs, or an event, that would be an event of default if the requirements for giving us default notice or our default having to exist for a specific period of time were disregarded occurs, the trustee may be considered to have a conflicting interest with respect to the debt securities for purposes of the Trust Indenture Act of 1939. In that case, the trustee may be required to resign as trustee under the applicable indenture and we would be required to appoint a successor trustee.

CLEARANCE AND SETTLEMENT

      Debt securities we issue may be held through one or more international and domestic clearing systems. The principal clearing systems we will use are the book-entry systems operated by DTC in the United States, Clearstream in Luxembourg and Euroclear in Brussels, Belgium. These systems have established electronic securities and payment transfer, processing, depositary and custodial links among themselves and others, either directly or through custodians and depositaries. These links allow securities to be issued, held and transferred among the clearing systems without the physical transfer of certificates.

      Special procedures to facilitate clearance and settlement have been established among these clearing systems to trade securities across borders in the secondary market. Where payments for debt securities in global form will be made in US dollars, these procedures can be used for cross-market transfers and the securities will be cleared and settled on a delivery against payment basis.

      Cross-market transfers of debt securities that are not in global form may be cleared and settled in accordance with other procedures that may be established among the clearing systems for these securities. Investors in debt securities that are issued outside of the United States, its territories and possessions must initially hold their interests through Euroclear, Clearstream or the clearance system that is described in the applicable prospectus supplement.

      Clearstream and Euroclear hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their respective depositaries, which in turn hold such interests in customers’ securities accounts in the depositaries’ names on the books of DTC.

      The policies of DTC, Clearstream and Euroclear will govern payments, transfers, exchange and other matters relating to the investor’s interest in securities held by them. This is also true for any other clearance system that may be named in a prospectus supplement.

      We have no responsibility for any aspect of the actions of DTC, Clearstream or Euroclear or any of their direct or indirect participants. We have no responsibility for any aspect of the records kept by DTC, Clearstream or Euroclear or any of their direct or indirect participants. We also do not supervise these systems in any way. This is also true for any other clearing system indicated in a prospectus supplement.

      DTC, Clearstream, Euroclear and their participants perform these clearance and settlement functions under agreements they have made with one another or with their customers. You should be aware that they are not obligated to perform or continue to perform these procedures and may modify them or discontinue them at any time.

      The description of the clearing systems in this section reflects our understanding of the rules and procedures of DTC, Clearstream and Euroclear as they are currently in effect. These systems could change their rules and procedures at any time.

THE CLEARING SYSTEMS

DTC

      DTC has advised us as follows:

•	DTC is:

— a limited purpose trust company organized under the laws of the State of New York

— a member of the Federal Reserve System

— a “clearing corporation” within the meaning of the Uniform Commercial Code and

— a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934.

•	DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to accounts of its participants. This eliminates the need for physical movement of certificates.

•	Participants in DTC include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. DTC is partially owned by some of these participants or their representatives.

•	Indirect access to the DTC system is also available to banks, brokers, dealers and trust companies that have relationships with participants.

•	The rules applicable to DTC and DTC participants are on file with the SEC.

Clearstream

      Clearstream has advised us as follows:

•	Clearstream is incorporated under the laws of Luxembourg as a bank and is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector (Commission de Surveillance du Secteur Financier).

•	Clearstream holds securities for its customers and facilitates the clearance and settlement of securities transactions among them through electronic book-entry transfers between their accounts, thereby eliminating the need for physical movement of securities.

•	Clearstream provides other services to its customers, including safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing.

•	Clearstream interfaces with domestic securities markets in over 30 countries through established depositary and custodial relationships.

•	Clearstream’s customers are worldwide financial institutions, including underwriters, securities brokers and dealers, banks, trust companies and clearing corporations. Clearstream’s U.S. customers are limited to securities brokers and dealers and banks.

•	Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Clearstream customer.

•	Clearstream has established an electronic bridge with Euroclear to facilitate settlement of trades between Clearstream and Euroclear.

Euroclear

      Euroclear has advised us as follows:

•	Euroclear is operated by the Brussels office of Morgan Guaranty Trust Company of New York, which is known as the Euroclear Operator, under contract with Euroclear Clearance Systems, S.C., which is a Belgian cooperative corporation.

•	Euroclear holds securities for its participants and facilitates the clearance and settlement of securities transactions among them through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash.

•	Euroclear provides various other services, including securities lending and borrowing and interfaces with domestic markets in several countries.

•	All operations are conducted by the Euroclear Operator, and all Euroclear securities clearance accounts and Euroclear cash accounts are accounts with the Euroclear Operator and not the cooperative. The cooperative establishes policy for the Euroclear system on behalf of Euroclear participants.

•	Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries.

•	Indirect access to the Euroclear system is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

•	All securities in Euroclear are held on a fungible basis. This means that specific certificates are not matched to specific securities clearance accounts.

•	The Euroclear Operator is the Belgian branch of a New York banking corporation, which is a member bank of the Federal Reserve System. As a member of this system, it is regulated and determined by the Board of Governors of the Federal Reserve System and the New York State Banking Department. It is also regulated by the Belgian Banking Commission.

Other Clearing Systems

      We may choose any other clearing system for a particular series of debt securities. The clearance and settlement procedures for the clearing system we choose will be described in the applicable prospectus supplement.

PRIMARY DISTRIBUTION

      The distribution of the debt securities will be cleared through one or more of the clearing systems that we have described above or any other clearing system that is specified in the applicable prospectus supplement. Payment for debt securities will be made on a delivery versus payment or free delivery basis. These payment procedures will be more fully described in the applicable prospectus supplement.

      Clearance and settlement procedures may vary from one series of debt securities to another according to the currency that is chosen for the specific series of debt securities. Customary clearance and settlement procedures are described below.

      We will submit applications to the relevant system or systems for the debt securities to be accepted for clearance. The clearance numbers that are applicable to each clearance system will be specified in the prospectus supplement.

Clearance and Settlement Procedures — DTC

      DTC participants that hold debt securities through DTC on behalf of investors will follow the settlement practices applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System.

      Debt securities will be credited to the securities custody accounts of these DTC participants against payment in same-day funds, for payments in US dollars, on the settlement date. For payments in a currency other than US dollars, debt securities will be credited free of payment on the settlement date.

Clearance and Settlement Procedures — Euroclear and Clearstream

      We understand that investors that hold their debt securities through Euroclear or Clearstream accounts will follow the settlement procedures that are applicable to conventional Eurobonds in registered form.

      Debt securities will be credited to the securities custody accounts of Euroclear and Clearstream participants on the business day following the settlement date, for value on the settlement date. They will be credited either free of payment or against payment for value on the settlement date.

SECONDARY MARKET TRADING

Trading Between DTC Participants

      Secondary market trading between DTC participants will occur in the ordinary way in accordance with DTC’s rules. Secondary market trading will be settled using procedures applicable to United States corporate debt obligations in DTC’s Same-Day Funds Settlement System.

      If payment is made in US dollars, settlement will be in same-day funds. If payment is made in a currency other than US dollars, settlement will be free of payment. If payment is made other than in US dollars, separate payment management outside of the DTC system must be made between the DTC participants involved.

Trading between Euroclear and/or Clearstream Participants

      We understand that secondary market trading between Euroclear and/or Clearstream participants will occur in the ordinary way following the applicable rules and operating procedures of Euroclear and Clearstream. Secondary market trading will be settled using procedures applicable to conventional Eurobonds in registered form.

Trading between a DTC Seller and a Euroclear or Clearstream Purchaser

      A purchaser of debt securities that are held in the account of a DTC participant must send instructions to Euroclear or Clearstream at least one business day prior to settlement. The instructions will provide for the transfer of the debt securities from the selling DTC participant’s account to the account of the purchasing Euroclear or Clearstream participant. Euroclear or Clearstream, as the case may be, will then instruct the common depositary for Euroclear and Clearstream to receive the debt securities either against payment or free of payment.

      The interests in the debt securities will be credited to the respective clearing system. The clearing system will then credit the account of the participant, following its usual procedures. Credit for the debt securities will appear on the next day, European time.

      Cash debit will be back-valued to, and the interest on the debt securities will accrue from, the value date, which would be the preceding day, when settlement occurs in New York. If the trade fails and settlement is not completed on the intended date, the Euroclear or Clearstream cash debit will be valued as of the actual settlement date instead.

      Euroclear participants or Clearstream participants will need the funds necessary to process same-day funds settlement. The most direct means of doing this is to preposition funds for settlement, either from cash or from existing lines of credit, as for any settlement occurring within Euroclear or Clearstream. Under this approach, participants may take on credit exposure to Euroclear or Clearstream until the debt securities are credited to their accounts one business day later.

      As an alternative, if Euroclear or Clearstream has extended a line of credit to them, participants can choose not to preposition funds and will instead allow that credit line to be drawn upon to finance settlement. Under this procedure, Euroclear participants or Clearstream participants purchasing debt securities would incur overdraft charges for one business day (assuming they clear the overdraft as soon as the debt securities were credited to their accounts). However, interest on the debt securities would accrue from the value date. Therefore, in many cases, the investment income on securities that is earned during that one business day period may substantially reduce or offset the amount of the overdraft charges. This result will, however, depend on each participant’s particular cost of funds.

      Because the settlement will take place during New York business hours, DTC participants will use their usual procedures to deliver debt securities to the depositary on behalf of Euroclear participants or Clearstream participants. The sale proceeds will be available to the DTC seller on the settlement date. For the DTC participants, then, a cross-market transaction will settle no differently than a trade between two DTC participants.

SPECIAL TIMING CONSIDERATIONS

      You should be aware that investors will only be able to make and receive deliveries, payments and other communications involving the debt securities through Clearstream and Euroclear on days when those systems are open for business. Those systems may not be open for business on days when banks, brokers and other institutions are open for business in the United States.

      In addition, because of time-zone differences, there may be problems with completing transactions involving Clearstream and Euroclear on the same business day as in the United States. US investors who wish to transfer their interests in the debt securities, or to receive or make a payment or delivery of the debt securities, on a particular day, may find that the transactions will not be performed until the next business day in Luxembourg or Brussels, depending on whether Clearstream or Euroclear is used.

TAXATION

German Tax Considerations

      The following is a summary of the material German tax consequences regarding your investment in the debt securities if you are not a citizen or resident of Germany for German tax purposes, do not hold debt securities in connection with a permanent establishment within the meaning of the German tax laws and are a private investor. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known investors. This summary is based upon German law as it stands on the date of this prospectus and may be subject to change. You should consult your own advisers regarding the tax consequences of the purchase, ownership and disposition of debt securities in light of your particular circumstances, including the effect of any state, local or other German tax laws. Any special German tax consequences relevant to a particular issue of debt securities will be discussed in the prospectus supplement.

Interest on the Debt Securities

      All payments to you under the debt securities may be made free of withholding or deduction of, for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by Germany or any political subdivision or taxing authority in Germany.

Capital Gains

      Gains realized by you on the sale or other disposition of debt securities will not be subject to German withholding tax.

Estate and Gift Taxes

      A disposition of debt securities by way of gift or by reason of death will not be subject to German gift or estate tax unless you are, or the heir, done or other beneficiary is, at the time the execution of the gift or the death, a German resident for German gift or inheritance tax purposes, a German citizen who has permanently stayed outside Germany for no longer than five years, or a German citizen employed by a legal entity under German public law receiving a remuneration from such entity. As there exist several personal allowances and numerous different tax rates under the German Inheritance Tax and Gift Tax Act, you should consult your professional tax advisers with respect to specific gift tax and inheritance tax issues.

Other German Taxes

      No German transfer, stamp or other similar taxes need to be paid on your purchase or sale of debt securities.

Netherlands Tax Considerations

      The following is a discussion of the material Netherlands tax consequences regarding your investment in the debt securities if you are not a citizen or resident of The Netherlands for Netherlands tax purposes. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known investors. This discussion is based on Netherlands law as it stands on the date of this prospectus and may be subject to change. You should consult your own adviser regarding the tax consequences of the purchase, ownership and disposition of debt securities in light of your particular circumstances, including the effect of any state, local or other Netherlands tax laws.

Any special Netherlands tax consequences relevant to a particular issue of debt securities will be discussed in the prospectus supplement.

Withholding Tax

      All payments under the debt securities may be made free of withholding or deduction of, for or on account of any taxes of whatsoever nature imposed, levied, withheld or assessed by The Netherlands or any political subdivision or taxing authority in The Netherlands.

Taxes on Income and Capital Gains

      You will not be subject to any Netherlands taxes on income or capital gains in respect of any payment under the debt securities or in respect of any gain realized on the disposal of the debt securities, provided that

•	you are not a resident or deemed resident of The Netherlands; and

•	you do not have an enterprise or an interest in an enterprise which, in whole or in part, is carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of an enterprise the debt securities are attributable; and

•	you do not have a substantial interest or a deemed substantial interest in the share capital of Finance or Deutsche Telekom, in the event you do have such an interest, it forms part of the assets of an enterprise; and

•	you do not carry out and have not carried out employment activities with which your holding of the debt securities is connected.

      You will not be subject to taxation in The Netherlands by reason only of the execution, delivery, or enforcement of the Indenture or the performance by Finance or Deutsche Telekom of its obligations under the debt securities.

Net Wealth Tax

      You will not be subject to Netherlands net wealth tax in respect of the debt securities; provided, that you are not an individual or, if you are an individual, the first two conditions mentioned above under “— Taxes on Income and Capital Gains” are met.

Gift and Estate Taxes

      With respect to a debt security issued by Finance or Deutsche Telekom, no gift, estate or inheritance taxes will arise in The Netherlands in respect of a gift of a debt security by, or on the death of, a holder of a debt security, neither a resident nor a deemed resident in The Netherlands, unless you own or at the time of your death you owned an enterprise or an interest in an enterprise that is or was, in whole or in part, carried on through a permanent establishment or a permanent representative in The Netherlands and to which enterprise or part of the enterprise, as the case may be, the debt security is or was attributable and provided that, in the case of a gift of the debt security by you if you are an individual who at the date of the gift was neither resident nor deemed to be resident in The Netherlands, you do not, within 180 days after the date of the gift, die while being resident or deemed to be resident in The Netherlands.

Other Taxes and Duties

      No Netherlands registration tax, custom duty, stamp duty, capital tax, turnover tax or any other similar tax or duty other than court fees needs to be paid in The Netherlands by you in respect of or in connection with the execution, delivery and enforcement by legal proceedings (including the enforcement of any foreign judgment in the Courts of The Netherlands) of the

Indenture or its related agreements or the performance of Finance or Deutsche Telekom’s obligations under the debt securities.

New Tax Legislation

      On May 9, 2000, the Personal Income Tax Act of 2001 was enacted, which will become effective January 1, 2001. The Act will abolish the net wealth tax and will not, otherwise, affect the Netherlands tax considerations discussed above.

Proposed European Union Withholding Tax Directive

      A proposal currently under consideration by the European Union would oblige each EU member state either (1) to require a “paying agent” established in the EU member state to withhold tax on the payment of interest, discount or premium to an individual beneficial owner who is a tax resident in another EU member state, unless the recipient establishes that it has reported the payment in its state of residence or (2) to require a paying agent established in the EU member state to supply information concerning the payment to the EU member state where such recipient is tax resident. We are unable to predict whether, or in what form, the proposal will be adopted.

United States Federal Income Tax Considerations

      The following is a summary of the material U.S. tax consequences regarding your investment in the debt securities if you are a U.S. holder. You will be a U.S. holder if you are an individual who is a citizen or resident of the United States, a U.S. domestic corporation, or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in the debt securities. This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular investor, including tax considerations that arise from rules of general application or that are generally assumed to be known investors. This discussion deals only with U.S. holders that hold debt securities as capital assets. It does not address considerations that may be relevant to you if you are an investor that is subject to special tax rules, such as a bank, thrift, real estate investment trust, regulated investment company, insurance company, dealer in securities or currencies, trader in securities or commodities that elects mark to market treatment, person that will hold debt securities as a hedge against currency risk or as a position in a “straddle” or conversion transaction, tax-exempt organization or a person whose “functional currency” is not the U.S. dollar. Any special US federal income tax consequences relevant to a particular issue of debt securities will be discussed in the prospectus supplement.

      This summary is based on laws, regulations, rulings and decisions now in effect, all of which may change. Any change could apply retroactively and could affect the continued validity of this summary.

      You should consult your tax adviser about the tax consequences of holding debt securities, including the relevance to your particular situation of the considerations discussed below, as well as the relevance to your particular situation of state, local or other tax laws.

Payments and Accruals of Interest

      Payments or accruals of “qualified stated interest” (as defined below) on a debt security will be taxable to you as ordinary interest income at the time that you receive or accrue such amounts (in accordance with your regular method of tax accounting). If you use the cash method of tax accounting and you receive payments of interest pursuant to the terms of a debt security in a currency other than U.S. dollars (a “foreign currency”), the amount of interest income you will realize will be the U.S. dollar value of the foreign currency payment based on the exchange rate in effect on the date you receive the payment, regardless of whether you convert the payment into U.S. dollars. If you are an accrual-basis U.S. holder, the amount of interest income you will realize will be based on the average exchange rate in effect during the interest accrual period (or with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the partial period within the taxable year). Alternatively, as an accrual-basis U.S. holder, you may elect to translate all interest income on foreign currency-denominated debt securities at the spot rate on the last day of the accrual period (or the last day of the taxable year, in the case of an accrual period that spans more than one taxable year) or on the date that you receive the interest payment if that date is within five business days of the end of the accrual period. If you make this election, you must apply it consistently to all debt instruments from year to year and you cannot change the election without the consent of the Internal Revenue Service. If you use the accrual method of accounting for tax purposes, you will recognize foreign currency gain or loss on the receipt of a foreign currency interest payment if the exchange rate in effect on the date the payment is received differs from the rate that applies to a previous accrual of that interest income. This foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on the debt security.

Purchase, Sale and Retirement of Debt Securities

      Initially, your tax basis in a debt security generally will equal the cost of the debt security to you. Your basis will increase by any amounts that you are required to include in income under the rules governing original issue discount and market discount, and will decrease by the amount of any amortized premium and any payments other than qualified stated interest made on the debt security. (The rules for determining these amounts are discussed below.) If you purchase a debt security that is denominated in a foreign currency, the cost to you (and therefore generally your initial tax basis) will be the U.S. dollar value of the foreign currency purchase price on the date of purchase calculated at the exchange rate in effect on that date. If the foreign currency debt security is traded on an established securities market and you are a cash-basis taxpayer (or if you are an accrual-basis taxpayer that makes a special election), you will determine the U.S. dollar value of the cost of the debt security by translating the amount of the foreign currency that you paid for the debt security at the spot rate of exchange on the settlement date of your purchase. The amount of any subsequent adjustments to your tax basis in a debt security in respect of foreign currency-denominated original issue discount, market discount and premium will be determined in the manner described below. If you convert U.S. dollars into a foreign currency and then immediately use that foreign currency to purchase a debt security, you generally will not have any taxable gain or loss as a result of the conversion or purchase.

      When you sell or exchange a debt security, or if a debt security that you hold is retired, you generally will recognize gain or loss equal to the difference between the amount you realize on the transaction (less any accrued interest, which will be subject to tax in the manner described above under “Payments or Accruals of Interest”) and your tax basis in the debt security. If you sell or exchange a debt security for a foreign currency, or receive foreign currency on the retirement of a debt security, the amount you will realize for U.S. tax purposes generally will be the dollar value of the foreign currency that you receive calculated at the exchange rate in effect on the date the foreign currency debt security is disposed of or retired. If you dispose of a foreign currency debt security that is traded on an established securities market and you are a cash-basis U.S. holder (or if you are an accrual-basis holder that makes a special election), you will determine the U.S. dollar value of the amount realized by translating the amount at the spot rate of exchange on the settlement date of the sale, exchange or retirement.

      The special election available to you if you are an accrual-basis taxpayer in respect of the purchase and sale of foreign currency debt securities traded on an established securities market, which is discussed in the two preceding paragraphs, must be applied consistently to all debt instruments from year to year and cannot be changed without the consent of the Internal Revenue Service.

      Except as discussed below with respect to market discount and foreign currency gain or loss, the gain or loss that you recognize on the sale, exchange or retirement of a debt security generally will be capital gain or loss. The gain or loss on the sale, exchange or retirement of a debt security will be long-term capital gain or loss if you have held the debt security for more than one year on the date of disposition. Net long-term capital gain recognized by an individual U.S. holder generally will be subject to a maximum tax rate of 20%. The ability of U.S. holders to offset capital losses against ordinary income is limited.

      Despite the foregoing, the gain or loss that you recognize on the sale, exchange or retirement of a foreign currency debt security generally will be treated as ordinary income or loss to the extent that the gain or loss is attributable to changes in exchange rates during the period in which you held the debt security. This foreign currency gain or loss will not be treated as an adjustment to interest income that you receive on the debt security.

Original Issue Discount

      If we issue debt securities at a discount from their stated redemption price at maturity, and the discount is equal to or more than the product of one-fourth of one percent (0.25%) of the stated redemption price at maturity of the debt securities multiplied by the number of full years to their maturity, the debt securities will be “Original Issue Discount Debt Securities”. The difference between the issue price and the stated redemption price at maturity of the debt securities will be the “original issue discount”. The “issue price” of the debt securities will be the first price at which a substantial amount of the debt securities are sold to the public (i.e., excluding sales of debt securities to underwriters, placement agents, wholesalers, or similar persons). The “stated redemption price at maturity” will include all payments under the debt securities other than payments of qualified stated interest. The term “qualified stated interest” generally means stated interest that is unconditionally payable in cash or property (other than debt instruments issued by the relevant issuer) at least annually during the entire term of a debt security at a single fixed interest rate or, subject to certain conditions, based on one or more interest indices.

      If you invest in an Original Issue Discount Debt Security, you generally will be subject to the special tax accounting rules for original issue discount obligations provided by the Internal Revenue Code and certain U.S. Treasury regulations. You should be aware that, as described in greater detail below, if you invest in an Original Discount Debt Security, you generally will be required to include original issue discount in ordinary gross income for U.S. federal income tax purposes as it accrues, although you may not yet have received the cash attributable to that income.

      In general, and regardless of whether you use the cash or the accrual method of tax accounting, if you are the holder of an Original Issue Discount Debt Security with a maturity greater than one year, you will be required to include in ordinary gross income the sum of the “daily portions” of original issue discount on that debt security for all days during the taxable year that you own the debt security. The daily portions of original issue discount on an Original Issue Discount Debt Security are determined by allocating to each day in any accrual period a ratable portion of the original issue discount allocable to that period. Accrual periods may be any length and may vary in length over the term of an Original Issue Discount Debt Security, so long as no accrual period is longer than one year and each scheduled payment of principal or interest occurs on the first or last day of an accrual period. If you are the initial holder of the debt security who purchased at the issue price (as described above), the amount of original issue discount on an Original Issue Discount Debt Security allocable to each accrual period is determined by:

•	multiplying the “adjusted issue price” (as defined below) of the debt security at the beginning of the accrual period by a fraction, the numerator of which is the annual yield to maturity (defined below) of the debt security and the denominator of which is the number of accrual periods in a year; and

•	subtracting from that product the amount (if any) payable as qualified stated interest allocable to that accrual period.

      In the case of an Original Issue Discount Debt Security that is a floating rate debt security, both the “annual yield to maturity” and the qualified stated interest will be determined for these purposes as though the debt security will bear interest in all periods at a fixed rate generally equal to the rate that would be applicable to interest payments on the debt security on its date of issue or, in the case of some floating rate debt securities, the rate that reflects the yield that is reasonably expected for the debt security. (Additional rules may apply if interest on a floating rate debt security is based on more than one interest index.) The “adjusted issue price” of an Original Issue Discount Debt Security at the beginning of any accrual period will generally be the sum of its issue price (including any pre-issuance accrued interest) and the amount of original issue discount allocable to all prior accrual periods, reduced by the amount of all payments other than any qualified stated interest payments on the debt security in all prior accrual periods. All payments on an Original Issue Discount Debt Security (other than qualified stated interest) will generally be viewed first as payments of previously accrued original issue discount (to the extent of the previously accrued discount), with payments considered made from the earliest accrual periods first, and then as a payment of principal. The “annual yield to maturity” of a debt security is the discount rate that causes the present value on the issue date of all payments on the debt security to equal the issue price. As a result of this “constant yield” method of including original issue discount income, the amounts you will be required to include in your gross income if you invest in an Original Issue Discount Debt Security denominated in U.S. dollars generally will be lesser in the early years and greater in the later years than amounts that would be includible on a straight-line basis.

      You generally may make an irrevocable election to include in income your entire return on a debt security (i.e., the excess of all remaining payments to be received on the debt security, including payments of qualified stated interest, over the amount you paid for the debt security) under the constant yield method described above. If you purchase debt securities at a premium or market discount and if you make this election, you will also be deemed to have made the election (discussed below under “Premium” and “Market Discount”) to amortize premium or to accrue market discount currently on a constant yield basis in respect of all other premium or market discount bonds that you hold.

      In the case of an Original Issue Discount Debt Security that is also a foreign currency debt security, you should determine the U.S. dollar amount includible as original issue discount for each accrual period by (i) calculating the amount of original issue discount allocable to each accrual period in the foreign currency using the constant yield method described above and (ii) translating that foreign currency amount at the average exchange rate in effect during that accrual period (or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for each partial period). Alternatively, you may translate the foreign currency amount at the spot rate of exchange on the last day of the accrual period (or the last day of the taxable year, for an accrual period that spans two taxable years) or at the spot rate of exchange on the date of receipt, if that date is within five business days of the last day of the accrual period, provided that you have made the election described above under “Payments or Accruals of Interest”. Because exchange rates may fluctuate, if you are the holder of an Original Issue Discount Debt Security that is also a foreign currency debt security, you may recognize a different amount of original issue discount income in each accrual period than would be the case if you were the holder of an otherwise similar Original Issue Discount Debt Security denominated in U.S. dollars. Upon the receipt of an amount attributable to original issue discount (whether in connection with a payment of an amount that is not qualified stated interest or the sale or retirement of the Original Issue Discount Debt Security), you will recognize ordinary income or loss measured by the difference between the amount received (translated into U.S. dollars at the exchange rate in effect on the date of receipt or on the date of disposition of the Original Issue Discount Debt Security, as the case may be) and the amount accrued (using the exchange rate applicable to such previous accrual).

      If you purchase an Original Issue Discount Debt Security outside of the initial offering at a cost less than its remaining redemption amount (i.e., the total of all future payments to be made on the debt security other than payments of qualified stated interest), or if you purchase an Original Issue Discount Debt Security in the initial offering at a price other than the debt security’s issue price, you generally will also be required to include in gross income the daily portions of original issue discount, calculated as described above. However, if you acquire an Original Issue Discount Debt Security at a price greater than its adjusted issue price, you will be entitled to reduce your periodic inclusions of original issue discount to reflect the premium paid over the adjusted issue price.

      Floating rate debt securities generally will be treated as “variable rate debt instruments” under the OID Regulations. Accordingly, the stated interest on a Floating Rate Debt Security generally will be treated as “qualified stated interest” and such a Debt Security will not have OID solely as a result of the fact that it provides for interest at a variable rate. If a floating rate debt security does not qualify as a “variable rate debt instrument,” the debt security will be subject to special rules that govern the tax treatment of debt obligations that provide for contingent payments. We will provide a detailed description of the tax considerations relevant to U.S. holders of any such Debt Securities in the prospectus supplement.

      Certain Debt Securities may be redeemed prior to maturity, either at the option of the issuers or at the option of the holder, or may have special repayment or interest rate reset features as indicated in the prospectus supplement. Debt Securities containing these features may be subject to rules that differ from the general rules discussed above. If you purchase Debt Securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about their treatment since the tax consequences of original issue discount will depend, in part, on the particular terms and features of the debt securities.

Short-Term Debt Securities

      The rules described above will also generally apply to Original Issue Discount Debt Securities with maturities of one year or less (“short-term debt securities”), but with some modifications.

      First, the original issue discount rules treat none of the interest on a short-term debt security as qualified stated interest, but treat a short-term debt security as having original issue discount. Thus, all short-term debt securities will be Original Issue Discount Debt Securities. Except as described below, if you are a cash-basis holder of a short-term debt security and you do not identify the short-term debt security as part of a hedging transaction you will generally not be required to accrue original issue discount currently, but you will be required to treat any gain realized on a sale, exchange or retirement of the debt security as ordinary income to the extent such gain does not exceed the original issue discount accrued with respect to the debt security during the period you held the debt security. You may not be allowed to deduct all of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a short-term debt security until the maturity of the debt security or its earlier disposition in a taxable transaction. Notwithstanding the foregoing, if you are a cash-basis U.S. holder of a short-term debt security, you may elect to accrue original issue discount on a current basis (in which case the limitation on the deductibility of interest described above will not apply). A U.S. holder using the accrual method of tax accounting and some cash method holders (including banks, securities dealers, regulated investment companies and certain trust funds) generally will be required to include original issue discount on a short-term debt security in gross income on a current basis. Original issue discount will be treated as accruing for these purposes on a ratable basis or, at the election of the holder, on a constant yield basis based on daily compounding.

      Second, regardless of whether you are a cash-basis or accrual-basis holder, if you are the holder of a short-term debt security you may elect to accrue any “acquisition discount” with respect to the debt security on a current basis. Acquisition discount is the excess of the remaining redemption amount of the debt security at the time of acquisition over the purchase price. Acquisition discount will be treated as accruing ratably or, at the election of the holder, under a constant yield method based on daily compounding. If you elect to accrue acquisition discount, the original issue discount rules will not apply.

      Finally, the market discount rules described below will not apply to short-term debt securities.

      As discussed above, certain of the debt securities may be subject to special redemption features. These features may affect the determination of whether a debt security has a maturity of one year or less and thus whether the debt security is a short-term debt security. If you purchase debt securities with these features, you should carefully examine the prospectus supplement and consult your tax adviser about these features.

Premium

      If you purchase a debt security at a cost greater than the debt security’s remaining redemption amount, you will be considered to have purchased the debt security at a premium, and you may elect to amortize the premium as an offset to interest income, using a constant yield method, over the remaining term of the debt security. If you make this election, it generally will apply to all debt instruments that you hold at the time of the election, as well as any debt instruments that you subsequently acquire. In addition, you may not revoke the election without the consent of the Internal Revenue Service. If you elect to amortize the premium, you will be required to reduce your tax basis in the debt security by the amount of the premium amortized during your holding period. Original Issue Discount Debt Securities purchased at a premium will not be subject to the original issue discount rules described above. In the case of premium on a foreign currency debt security, you should calculate the amortization of the premium in the foreign currency. Premium amortization deductions attributable to a period reduce interest income in respect of that period, and therefore are translated into U.S. dollars at the rate that you use for interest payments in respect of that period. Exchange gain or loss will be realized with respect to amortized premium on a foreign currency debt security based on the difference between the exchange rate computed on the date or dates the premium is amortized against interest payments on the debt security and the exchange rate on the date the holder acquired the debt security. If you do not elect to amortize premium, the amount of premium will be included in your tax basis in the debt security. Therefore, if you do not elect to amortize premium and you hold the debt security to maturity, you generally will be required to treat the premium as capital loss when the debt security matures.

Market Discount

      If you purchase a debt security at a price that is lower than the debt security’s remaining redemption amount (or in the case of an Original Issue Discount Debt Security, the debt security’s adjusted issue price), by 0.25% or more of the remaining redemption amount (or adjusted issue price), multiplied by the number of remaining whole years to maturity, the debt security will be considered to bear “market discount” in your hands. In this case, any gain that you realize on the disposition of the debt security generally will be treated as ordinary interest income to the extent of the market discount that accrued on the debt security during your holding period. In addition, you may be required to defer the deduction of a portion of the interest paid on any indebtedness that you incurred or continued to purchase or carry the debt security. In general, market discount will be treated as accruing ratably over the term of the debt security, or, at your election, under a constant yield method. You must accrue market discount on a foreign currency debt security in the specified currency. The amount that you will be required to include in income in respect of accrued market discount will be the U.S. dollar value of the accrued amount, generally calculated at the exchange rate in effect on the date that you dispose of the debt security.

      You may elect to include market discount in gross income currently as it accrues (on either a ratable or constant yield basis), in lieu of treating a portion of any gain realized on a sale of the debt security as ordinary income. If you elect to include market discount on a current basis, the interest deduction deferral rule described above will not apply. If you do make such an election, it will apply to all market discount debt instruments that you acquire on or after the first day of the first taxable year to which the election applies. The election may not be revoked without the consent of the Internal Revenue Service. Any accrued market discount on a foreign currency debt security that is currently includible in income will be translated into U.S. dollars at the average exchange rate for the accrual period (or portion thereof within the holder’s taxable year).

Indexed Debt Securities and Other Debt Securities Providing for Contingent Payments

      Special rules govern the tax treatment of debt obligations that provide for contingent payments (“contingent debt obligations”). These rules generally require accrual of interest income on a constant yield basis in respect of contingent debt obligations at a yield determined at the time of issuance of the obligation, and may require adjustments to these accruals when any contingent payments are made. We will provide a detailed description of the tax considerations relevant to U.S. holders of any contingent debt obligations in the prospectus supplement.

Information Reporting and Backup Withholding

      The paying agent must file information returns with the United States Internal Revenue Service in connection with debt security payments made to certain United States persons. If you are a United States person, you generally will not be subject to a 31% United States backup withholding tax on such payments if you provide your taxpayer identification number to the paying agent. You may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the debt securities. If you are not a United States person, you may have to comply with certification procedures to establish that you are not a United States person in order to avoid information reporting and backup withholding tax requirements.

PLAN OF DISTRIBUTION

      Deutsche Telekom or Finance may sell the debt securities offered by this prospectus through agents, underwriters or dealers, or directly to one or more purchasers. In addition, third parties may sell debt securities under the registration statement for their own account.

      The prospectus supplement relating to any offering will identify or describe:

•	any underwriter, dealers or agents;

•	their compensation;

•	the net proceeds to us;

•	the purchase price of the debt securities;

•	the initial public offering price of the debt securities; and

•	any exchange on which the debt securities will be listed.

Agents

      We may designate agents who agree to use their reasonable efforts to solicit purchases of the debt securities during the term of their appointment to sell debt securities on a continuing basis.

Underwriters

      If we use underwriters for the sale of debt securities, they will acquire the debt securities for their own account. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless we otherwise state in the applicable prospectus supplement, various conditions will apply to the underwriters’ obligation to purchase the debt securities, and the underwriters will be obligated to purchase all of the debt securities contemplated in an offering if they purchase any of such debt securities. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

Dealers

      If we use dealers in the sale, unless we otherwise indicate in the applicable prospectus supplement, we will sell the debt securities to the dealers as principals. The dealers may then resell the debt securities to the public at varying prices that the dealers may determine at the time of resale.

Direct Sales

      We may also sell debt securities directly without using agents, underwriters or dealers.

Securities Act of 1933; Indemnification

      Underwriters, dealers and agents that participate in the distribution of the debt securities may be underwriters as defined in the Securities Act 1933, and any discounts and commissions they receive from us and any profit on their resale of debt securities may be treated as underwriting discounts and commissions under the Securities Act of 1933. Agreements that we will enter into with underwriters, dealers or agents may entitle them to indemnification by us against various civil liabilities. These include liabilities under the Securities Act of 1933. The agreements may also entitle them to contribution for payments which they may be required to make as a result of these liabilities. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

Market Making

      In the event that we do not list debt securities of any series on a US national securities exchange, various broker-dealers may make a market in the debt securities, but will have no obligation to do so, and may discontinue any market making at any time without notice. Consequently, it may be the case that no broker-dealer will make a market in debt securities of any series or that the liquidity of the trading market for the debt securities will be limited.

VALIDITY OF SECURITIES

      Certain matters of United States and German law relating to the debt securities offered through this prospectus will be passed upon for Deutsche Telekom and Finance by Cleary, Gottlieb, Steen & Hamilton.

EXPERTS

      PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, which carries on the professional services of C&L Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, independent public accountants, have audited the consolidated financial statements of Deutsche Telekom as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 included in this prospectus, including the notes to those financial statements, as stated in their report.

Issuer

Deutsche Telekom International Finance B.V.

World Trade Center
Strawinskylaan 1243
1077 XX Amsterdam
The Netherlands

Guarantor

Deutsche Telekom AG

Friedrich-Ebert-Allee 140
53113 Bonn
Germany

Trustee

Citibank, N.A.

Citibank Agency & Trust
111 Wall Street, 14th Floor/Zone 3
New York, NY 10005
U.S.A.

Agents

Principal Paying Agent

Citibank, N.A.

Citibank Agency & Trust
111 Wall Street, 14th Floor/Zone 3
New York, NY 10005
U.S.A.

Listing Agent and Luxembourg Paying Agent

Banque Générale du Luxembourg S.A.

50, avenue J.F. Kennedy
L-2951 Luxembourg

Legal Advisers

To the Issuer and Guarantor

Cleary, Gottlieb, Steen & Hamilton 55 Basinghall Street London EC2V 5EH United Kingdom	Clifford Chance LLP Droogbak 1A 1013 GE Amsterdam The Netherlands

To the Underwriters

Sullivan & Cromwell LLP

A Limited Liability Partnership
125 Broad Street
New York, NY 10004
U.S.A.

Auditors of Deutsche Telekom AG

PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Olof-Palme-Strasse 35 60439 Frankfurt am Main Germany	Ernst & Young Deutsche Allgemeine Treuhand AG Wirtschaftsprüfungsgesellschaft Ludwigstrasse 8 50667 Cologne Germany

No dealer, salesperson or other person is authorized to give any information or represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is currently on as of its date.

Deutsche Telekom

International Finance B.V.

$750,000,000 3.875% Notes due 2008

$1,250,000,000 5.25% Notes due 2013

Guaranteed as to Payment

of Principal and Interest by

Deutsche Telekom AG

Banc of America Securities LLC

Credit Suisse First Boston

Lehman Brothers

ABN AMRO Incorporated

Barclays Capital
BNP PARIBAS
Dresdner Kleinwort Wasserstein
HSBC
UBS Investment Bank
WestLB AG